Exhibit 99.1

CERTAIN INFORMATION REQUIRED BY FORM 20-F, RETROSPECTIVELY ADJUSTED FOR THE ADOPTION OF NEW STANDARDS

BANCO BILBAO VIZCAYA ARGENTARIA, S.A.

EXPLANATORY NOTE

We are filing this report on Form 6-K to give retrospective effect to certain changes in our accounting that came into force in 2013 and to reflect the changes on our financial information by operating segments per our current reporting structure. In particular, in this report we recast the audited consolidated financial statements as of and for the years ended December 31, 2012 and 2011 included in our annual report on Form 20-F for the fiscal year ended December 31, 2012 as filed with the U.S. Securities and Exchange Commission (“SEC”) on April 2, 2013 (the “2012 Form 20-F”) to reflect changes in the accounting standards set out in IFRS 10 and 11. The Group (as defined below) has implemented the new accounting standards set out in IFRS 10 and 11 since January 1, 2013. The impact of the implementation of the new accounting standard set out in IFRS 10 has not been material. Under the new standard set forth by IFRS 11, which supersedes SIC 13 “Jointly Controlled Entities—Non-Monetary Contributions by Venturers” and IAS 31 “Interest in Joint Ventures”, it is no longer possible to use the proportionate consolidation method to account for joint arrangements. As a result, joint arrangements must be accounted for using the equity method. Accordingly, Türkiye Garanti Bankası A.Ş. (“Garanti”) and entities of the Garanti group are from January 1, 2013 accounted for using the equity method, whereas they were accounted for under the proportionate consolidation method prior to such date. This change affects various line items in our consolidated income statement and balance sheet but has no impact on our total equity or profit attributed to parent company. We are applying this change retrospectively to 2012, 2011 and 2010 in order to enhance the comparability of our financial disclosures for such year with 2013 and subsequent periods. However, with respect to 2010, the effect of the implementation of IFRS 10 and 11 is immaterial since the Group acquired Garanti in 2011, and there is no change to our previously reported audited consolidated financial statements as of and for the year ended December 31, 2010. While changes to IFRS 12 “Disclosure of interest in other entities” and IAS 19 “ Employee Benefits” also came into force in 2013, we have not recast our consolidated financial statements to reflect these changes, as the impact of the implementation of these new accounting standards has not been material for the Group.

In addition, our 2012 and 2011 financial information by operating segment has been restated to reflect our current reporting structure. As a result of the operating segment restructuring carried out in 2013, the assets and results pertaining to the real estate business in Spain are now presented under a separate operating segment, Real Estate Activity in Spain. This new operating segment was created to manage the increased risk with our real estate assets in Spain as a result of the economic crisis and the increase in our real estate assets as a result of the acquisition of Unnim. We have not restated our 2010 financial information by opeating segment given the absence of readily available comparable information (as a result of our real estate department not being created until 2011). In accordance with IFRS 8, the information for the Eurasia operating segment is presented under the management criteria, pursuant to which the information for such segment includes our 25.01% participation in the assets, liabilities and income statement of Garanti. A reconciliation of the income statement of our operating segments and the Group’s income statement is set forth in this report.

In this report we have included only such disclosure as was impacted by the revisions described above. This report does not, and does not purport to, recast or update the information in any other part of the 2012 Form 20-F or reflect any events that have occurred after the 2012 Form 20-F was filed on April 2, 2013. The filing of this report should not be understood to mean that any other statements contained in the 2012 Form 20-F are true and complete as of any date subsequent to April 2, 2013. This 6-K should be read in conjunction with the 2012 Form 20-F and our other filings with the SEC.

CERTAIN TERMS AND CONVENTIONS

The terms below are used as follows throughout this report:

•	“BBVA”, “Bank”, the “Company”, the “Group” or the “BBVA Group” means Banco Bilbao Vizcaya Argentaria, S.A. and its consolidated subsidiaries unless otherwise indicated or the context otherwise requires.

•	“BBVA Bancomer” means Bancomer S.A. and its consolidated subsidiaries, unless otherwise indicated or the context otherwise requires.

•	“BBVA Compass” means BBVA Compass Bancshares, Inc. and its consolidated subsidiaries, unless otherwise indicated or the context otherwise requires.

•	“Recast Consolidated Financial Statements” means our audited recast consolidated financial statements as of and for the years ended December 31, 2012, 2011 and 2010 prepared in accordance with the International Financial Reporting Standards adopted by the European Union (“EU-IFRS”) required to be applied under the Bank of Spain’s Circular 4/2004 and in compliance with International Financial Reporting Standards as issued by the International Accounting Standards Board (“IFRS-IASB”).

•	“Latin America” refers to Mexico and the countries in which we operate in South America and Central America.

First person personal pronouns used in this report, such as “we”, “us”, or “our”, mean BBVA.

In this report, “$”, “U.S. dollars”, and “dollars” refer to United States Dollars and “€” and “euro” refer to Euro.

CAUTIONARY STATEMENT REGARDING FORWARD-LOOKING STATEMENTS

This report contains statements that constitute forward-looking statements within the meaning of Section 27A of the Securities Act of 1933, as amended (the “Securities Act”) Section 21E of the U.S. Securities Exchange Act of 1934, as amended (the “Exchange Act”), and the safe harbor provisions of the Private Securities Litigation Reform Act of 1995. Forward-looking statements may include words such as “believe”, “expect”, “estimate”, “project”, “anticipate”, “should”, “intend”, “probability”, “risk”, “VaR”, “target”, “goal”, “objective” and similar expressions or variations on such expressions. Forward-looking statements are not guarantees of future performance and involve risks and uncertainties, and actual results may differ materially from those in the forward-looking statements as a result of various factors. The accompanying information in this report, including, without limitation, the information under the items listed below, identifies important factors that could cause such differences:

•	“Item 3. Key Information—Risk Factors” in our 2012 Form 20-F;

•	“Item 4. Information on the Company” herein and in our 2012 Form 20-F;

•	“Item 5. Operating and Financial Review and Prospects” herein and in our 2012 Form 20-F; and

•	“Item 11. Quantitative and Qualitative Disclosures About Market Risk” in our 2012 Form 20-F.

Other important factors that could cause actual results to differ materially from those in forward-looking statements include, among others:

•	general political, economic and business conditions in Spain, the European Union (“EU”), Latin America, the United States and other regions, countries or territories in which we operate;

•	changes in applicable laws and regulations, including increased capital and provision requirements;

•	the monetary, interest rate and other policies of central banks in Spain, the EU, the United States, Mexico and elsewhere;

•	changes or volatility in interest rates, foreign exchange rates (including the euro to U.S. dollar exchange rate), asset prices, equity markets, commodity prices, inflation or deflation;

•	ongoing market adjustments in the real estate sectors in Spain, Mexico and the United States;

•	the effects of competition in the markets in which we operate, which may be influenced by regulation or deregulation;

•	changes in consumer spending and savings habits, including changes in government policies which may influence investment decisions;

•	our ability to hedge certain risks economically;

•	downgrades in our credit ratings, including as a result of a decline in the Kingdom of Spain’s credit ratings;

•	the success of our acquisitions divestitures, mergers and strategic alliances;

•	our success in managing the risks involved in the foregoing, which depends, among other things, on our ability to anticipate events that cannot be captured by the statistical models we use; and

•	force majeure and other events beyond our control.

Readers are cautioned not to place undue reliance on such forward-looking statements, which speak only as of the date hereof. We undertake no obligation to release publicly the result of any revisions to these forward-looking statements which may be made to reflect events or circumstances after the date hereof, including, without limitation, changes in our business or acquisition strategy or planned capital expenditures, or to reflect the occurrence of unanticipated events.

PRESENTATION OF FINANCIAL INFORMATION

Accounting Principles

Under Regulation (EC) no. 1606/2002 of the European Parliament and of the Council of July 19, 2002, all companies governed by the law of an EU Member State and whose securities are admitted to trading on a regulated market of any Member State must prepare their consolidated financial statements for the years beginning on or after January 1, 2005 in conformity with EU-IFRS. The Bank of Spain issued Circular 4/2004 of December 22, 2004 on Public and Confidential Financial Reporting Rules and Formats (as amended or supplemented from time to time, “Circular 4/2004”), which requires Spanish credit institutions to adapt their accounting system to the principles derived from the adoption by the European Union of EU-IFRS.

Differences between EU-IFRS required to be applied under the Bank of Spain’s Circular 4/2004 and IFRS-IASB are not material for the three years ended December 31, 2012. Accordingly, the Recast Consolidated Financial Statements included in this report have been prepared in accordance with EU-IFRS required to be applied under the Bank of Spain’s Circular 4/2004 and in compliance with IFRS-IASB.

As mentioned in “Item 4. Information on the Company History and Development of the Company—Capital Divestitures—2013” and Note 3 to the Recast Consolidated Financial Statements, the Group announced its decision to conduct a study on strategic alternatives for its pension business in Latin America. The alternatives considered in this process include the total or partial sale of the businesses of the Pension Fund Administrators (AFP) in Chile, Colombia and Peru, and the Retirement Fund Administrator (Afore) in Mexico. For that reason on-balance figures for our companies related to the pension businesses in Latin America, have been reclassified under the headings “Non-current assets held for sale” and “Liabilities associated with non-current assets held for sale” of the consolidated balance sheet as of December 31, 2012, and the revenues and expenses of these companies for 2012 have been reclassified under the heading “Profit from discontinued operations” in the accompanying consolidated income statement. In accordance with IFRS 5, and in order to present financial information for all periods on a consistent basis, we have reclassified the revenues and expenses from these companies under the heading “Profit from discontinued operations” in the consolidated income statement for 2011 and 2010. These reclassifications have had no impact on our “Profit”.

Statistical and Financial Information

The following principles should be noted in reviewing the statistical and financial information contained herein:

•	Average balances, when used, are based on the beginning and the month-end balances during each year. We do not believe that such monthly averages present trends that are materially different from those that would be presented by daily averages.

•	The book value of BBVA’s ordinary shares held by its consolidated subsidiaries has been deducted from equity.

•	Unless otherwise stated, any reference to loans refers to both loans and advances.

•	Interest income figures include interest income on non-accruing loans to the extent that cash payments have been received in the period in which they are due.

•	Financial information with respect to subsidiaries may not reflect consolidation adjustments.

•	Certain numerical information in this report may not sum due to rounding. In addition, information regarding period-to-period changes is based on numbers which have not been rounded.

PART I

ITEM 1.	IDENTITY OF DIRECTORS, SENIOR MANAGEMENT AND ADVISERS

There are no changes derived from the recast described in the introductory explanatory note.

ITEM 2.	OFFER STATISTICS AND EXPECTED TIMETABLE

There are no changes derived from the recast described in the introductory explanatory note.

ITEM 3.	KEY INFORMATION

A.	Selected Consolidated Financial Data

The historical financial information set forth below for the years ended December 31, 2012, 2011 and 2010 has been selected from, and should be read together with, the Recast Consolidated Financial Statements included herein. The audited financial statements for 2009 and 2008 are not included in this document, and they instead can be found in the respective annual reports on Form 20-F for certain prior years previously filed by us. In annual reports on Form 20-F for years prior to 2011, the financial statements for 2008 were prepared under EU-IFRS required to be applied under the Bank of Spain’s Circular 4/2004, and thus were presented on a non-comparable basis.

For information concerning the preparation and presentation of the financial information contained herein, see “Presentation of Financial Information”.

	Year Ended December, 31
	2012 (*)	2011 (*)	2010 (*)	2009	2008
	(In Millions of Euros, Except Per Share/ADS Data (In Euros))
Consolidated Statement of Income data
Interest and similar income	24,815	23,229	21,130	23,773	30,403
Interest and similar expenses	(10,341)	(10,505)	(7,814)	(9,893)	(18,717)
Net interest income	14,474	12,724	13,316	13,880	11,685
Dividend income	390	562	529	443	447
Share of profit or loss of entities accounted for using the equity method	1,039	787	331	118	291
Fee and commission income	5,290	4,874	4,864	4,841	5,057

	Year Ended December, 31
	2012 (*)	2011 (*)	2010 (*)	2009	2008
	(In Millions of Euros, Except Per Share/ADS Data (In Euros))
Fee and commission expenses	(1,134)	(980)	(831)	(790)	(868)
Net gains (losses) on financial assets and liabilities	1,636	1,070	1,372	821	1,374
Net exchange differences	69	410	455	651	232
Other operating income	4,765	4,212	3,537	3,395	3,554
Other operating expenses	(4,705)	(4,019)	(3,240)	(3,145)	(3,085)
Administration costs	(9,396)	(8,634)	(8,007)	(7,486)	(7,588)
Depreciation and amortization	(978)	(810)	(754)	(690)	(694)
Provisions (net)	(641)	(503)	(475)	(446)	(1,416)

Impairment losses on financial assets (net)	(7,859)	(4,185)	(4,718)	(5,473)	(4,098)
Impairment losses on other assets (net)	(1,123)	(1,883)	(489)	(1,619)	(45)
Gains (losses) on derecognized assets not classified as non-current assets held for sale	3	44	41	20	72
Negative goodwill	376	—	1	99	—
Gains (losses) in non-current assets held for sale not classified as discontinued operations	(624)	(271)	127	859	748
Operating profit before tax	1,582	3,398	6,059	5,478	5,669
Income tax	352	(158)	(1,345)	(1,085)	(1,193)
Profit from continuing operations	1,934	3,240	4,714	4,394	4,476

Profit from discontinued operations (net)	393	245	281	201	99
Profit	2,327	3,485	4,995	4,595	4,575
Profit attributed to parent company	1,676	3,004	4,606	4,210	4,210
Profit attributed to non-controlling interests	651	481	389	385	365

Per share/ADS (1) Data
Numbers of shares outstanding (at period end)	5,448,849,545	4,903,207,003	4,490,908,285	3,747,969,121	3,747,969,121
Income attributed to parent company (2)	0.32	0.62	1.10	1.02	1.21
Dividends declared	0.200	0.200	0.270	0.420	0.501

(*)	Recast. See “Explanatory Note”.
(1)	Each American Depositary Share (“ADS”) represents the right to receive one ordinary share.
(2)	Calculated on the basis of the weighted average number of BBVA’s ordinary shares outstanding during the relevant period including the average number of estimated shares to be converted and, for comparative purposes, a correction factor to account for the capital increases carried out in November 2010, April 2011, October 2011, April 2012 and October 2012, and excluding the weighted average number of treasury shares during the period (5,464 million, 4,945 million, 4,264 million, 4,133 million and 4,134 million shares in 2012, 2011, 2010, 2009 and 2008, respectively). With respect to the years ended December 31, 2012, 2011 and 2010, see Note 5 to the Recast Consolidated Financial Statements.

	As of and for Year Ended December 31,
	2012 (*)	2011 (*)	2010 (*)	2009	2008
	(In Millions of Euros, Except Percentages)
Consolidated Balance Sheet data
Total assets	621,072	582,838	552,738	535,065	542,650
Common stock	2,670	2,403	2,201	1,837	1,837
Loans and receivables (net)	371,347	369,916	364,707	346,117	369,494
Customer deposits	282,795	272,402	275,789	254,183	255,236
Debt certificates and subordinated liabilities	98,070	96,427	102,599	117,817	121,144
Non-controlling interest	2,372	1,893	1,556	1,463	1,049
Total equity	43,802	40,058	37,475	30,763	26,705
Consolidated ratios
Profitability ratios:
Net interest margin (1)	2.41%	2.29%	2.38%	2.56%	2.26%
Return on average total assets (2)	0.37%	0.61%	0.89%	0.85%	0.88%
Return on average equity (3)	4.0%	8.0%	15.8%	16.0%	15.5%
Credit quality data
Loan loss reserve (4)	14,159	9,139	9,473	8,805	7,505
Loan loss reserve as a percentage of total loans and receivables (net)	3.81%	2.47%	2.60%	2.54%	2.03%
Non-performing asset ratio (NPA ratio) (5)	5.2%	4.0%	4.1%	4.3%	2.3%
Impaired loans and advances to customers	19,960	15,416	15,361	15,197	8,437
Impaired contingent liabilities to customers (6)	312	217	324	405	131

	20,272	15,633	15,685	15,602	8,568
Loans and advances to customers	356,278	351,634	348,253	332,162	342,682
Contingent liabilities to customers	36,891	37,126	35,816	32,614	35,952

	393,169	388,760	384,069	364,776	378,635

(*)	Recast. See “Explanatory Note”.
(1)	Represents net interest income as a percentage of average total assets.
(2)	Represents profit as a percentage of average total assets.
(3)	Represents profit attributed to parent company as a percentage of average equity.
(4)	Includes impairment losses of loans and receivables to credit institutions, loans and advances to customers and debt securities See Note 13 to the Recast Consolidated Financial Statements.
(5)	Represents the sum of impaired loans and advances to customers and impaired contingent liabilities to customers divided by the sum of loans and advances to customers and contingent liabilities to customers.
(6)	We include contingent liabilities in the calculation of our non-performing asset ratio (NPA ratio). We believe that impaired contingent liabilities should be included in the calculation of our NPA ratio where we have reason to know, as of the reporting date, that they are impaired. The credit risk associated with contingent liabilities (consisting mainly of financial guarantees provided to third-parties on behalf of our customers) is evaluated and provisioned according to the probability of default of our customers’ obligations. If impaired contingent liabilities were not included in the calculation of our NPA ratio, such ratio would generally be higher for the periods covered, amounting to approximately 5.7%, 4.4%, 4.4%, 4.6% and 2.5% as of December 31, 2012, 2011, 2010, 2009 and 2008.

The tables set forth below reflect the impact of the implementation of the new accounting standards set out in IFRS 10 and 11 on our consolidated balance sheet and consolidated income statements as of and for the years December 31, 2012 and 2011:

	As of December 31, 2012 As Previously Reported	Adjustments	As of December 31, 2012 After Implementation
	(In Millions of Euros)
Assets
Cash and balances with central banks	37,434	(1,940)	35,494
Financial assets held for trading	79,954	(125)	79,829
Loans and advances to credit institutions	—	—	—
Loans and advances to customers	244	—	244
Debt securities	28,066	(46)	28,020
Equity instruments	2,922	(7)	2,915
Trading derivatives	48,722	(72)	48,650
Other financial assets designated at fair value through profit or loss	2,853	(323)	2,530
Loans and advances to credit institutions	24	(24)	—
Loans and advances to customers	—	—	—
Debt securities	753	—	753
Equity instruments	2,076	(299)	1,777
Available-for-sale financial assets	71,500	(4,000)	67,500
Debt securities	67,543	(3,995)	63,548
Equity instruments	3,957	(5)	3,952
Loans and receivables	383,410	(12,063)	371,347
Loans and advances to credit institutions	26,522	(1,074)	25,448
Loans and advances to customers	352,931	(10,768)	342,163
Debt securities	3,957	(221)	3,736
Held-to-maturity investments	10,162	—	10,162
Fair value changes of the hedged items in portfolio hedges of interest rate risk	226	—	226
Hedging derivatives	4,894	—	4,894
Non-current assets held for sale	4,245	(16)	4,229
Investments in entities accounted for using the equity method	6,795	3,987	10,782
Associates	6,469	—	6,469
Jointly controlled entities	326	3,987	4,313
Insurance contracts linked to pensions	7	—	7
Reinsurance assets	50	—	50
Tangible assets	7,785	(213)	7,572
Property, plants and equipment	5,898	(196)	5,702
For own use	5,373	(196)	5,177
Other assets leased out under an operating lease	525	—	525
Investment properties	1,887	(17)	1,870
Intangible assets	8,912	(1,780)	7,132
Goodwill	6,727	(1,297)	5,430
Other intangible assets	2,185	(483)	1,702
Tax assets	11,829	(179)	11,650
Current	1,958	(107)	1,851
Deferred	9,871	(72)	9,799
Other assets	7,729	(61)	7,668
Inventories	4,223	—	4,223
Rest	3,506	(61)	3,445
TOTAL ASSETS	637,785	(16,713)	621,072

	As of December 31, 2012 As Previously Reported	Adjustments	As of December 31, 2012 After Implementation
	(In Millions of Euros)
Liabilities
Financial liabilities held for trading	55,927	(93)	55,834
Deposits from central banks	—	—	—
Deposits from credit institutions	—	—	—
Customer deposits	—	—	—
Debt certificates	—	—	—
Trading derivatives	49,348	(94)	49,254
Short positions	6,579	—	6,579
Other financial liabilities	—	—	—
Other financial liabilities designated at fair value through profit or loss	2,516	(300)	2,216
Deposits from central banks	—	—	—
Deposits from credit institutions	—	—	—
Customer deposits	—	—	—
Debt certificates	—	—	—
Subordinated liabilities	—	—	—
Other financial liabilities	2,516	(300)	2,216
Financial liabilities at amortized cost	506,487	(15,882)	490,605
Deposits from central banks	46,790	(315)	46,475
Deposits from credit institutions	59,722	(4,047)	55,675
Customer deposits	292,716	(9,921)	282,795
Debt certificates	87,212	(957)	86,255
Subordinated liabilities	11,831	(16)	11,815
Other financial liabilities	8,216	(626)	7,590
Fair value changes of the hedged items in portfolio hedges of interest rate risk	—	—	—
Hedging derivatives	2,968	—	2,968
Liabilities associated with non-current assets held for sale	387	—	387
Liabilities under insurance contracts	9,032	(12)	9,020
Provisions	7,927	(93)	7,834
Provisions for pensions and similar obligations	5,796	(19)	5,777
Provisions for taxes and other legal contingencies	408	(2)	406
Provisions for contingent risks and commitments	341	(19)	322
Other provisions	1,382	(53)	1,329
Tax liabilities	4,077	(257)	3,820
Current	1,194	(136)	1,058
Deferred	2,883	(121)	2,762
Other liabilities	4,662	(76)	4,586
TOTAL LIABILITIES	593,983	(16,713)	577,270

	As of December 31, 2012 As Previously Reported	Adjustments	As of December 31, 2012 After Implementation
	(In Millions of Euros)
Equity
Stockholders’ funds	43,614	—	43,614
Common Stock	2,670	—	2,670
Issued	2,670	—	2,670
Unpaid and uncalled (-)	—	—	—
Share premium	20,968	—	20,968
Reserves	19,672	—	19,672
Accumulated reserves (losses)	18,848	(127)	18,721
Reserves (losses) of entities accounted for using the equity method	824	127	951
Other equity instruments	62	—	62
Equity component of compound financial instruments	—	—	—
Other equity instruments	62	—	62
Less: Treasury stock	(111)	—	(111)
Income attributed to the parent company	1,676	—	1,676
Less: Dividends and remuneration	(1,323)	—	(1,323)
Valuation adjustments	(2,184)	—	(2,184)
Available-for-sale financial assets	(145)	(93)	(238)
Cash flow hedging	36	—	36
Hedging of net investment in foreign transactions	(322)	79	(243)
Exchange differences	(1,356)	192	(1,164)
Non-current assets held-for-sale	(104)	—	(104)
Entities accounted for using the equity method	158	(182)	(24)
Other valuation adjustments	(451)	4	(447)
Non-controlling interest	2,372	—	2,372
Valuation adjustments	188	—	188
Rest	2,184	—	2,184
TOTAL EQUITY	43,802	—	43,802
TOTAL LIABILITIES AND EQUITY	637,785	(16,713)	621,072

MEMORANDUM ITEM
Contingent risks	39,540	(2,521)	37,019
Contingent commitments	93,098	(2,956)	90,142

	For the Year Ended December 31, 2012 As Previously Reported	Adjustments	For the Year Ended December 31, 2012 After Implementation
	(In Millions of Euros)
Consolidated Statement of Income data
Interest and similar income	26,262	(1,447)	24,815
Interest and similar expenses	(11,140)	799	(10,341)
Net interest income	15,122	(648)	14,474
Dividend income	390	—	390
Share of profit or loss of entities accounted for using the equity method	727	312	1,039
Fee and commission income	5,574	(284)	5,290
Fee and commission expenses	(1,221)	87	(1,134)
Net gains (losses) on financial assets and liabilities	1,645	(10)	1,636
Financial instruments held for trading	649	4	653
Other financial instruments at fair value through profit or loss	73	(4)	69
Other financial instruments not at fair value through profit or loss	923	(10)	914
Rest	—	—	—
Net exchange differences	122	(53)	69
Other operating income	4,812	(47)	4,765
Income on insurance and reinsurance contracts	3,657	(26)	3,631
Financial income from non-financial services	827	(20)	807
Rest of other operating income	328	(1)	327
Other operating expenses	(4,730)	25	(4,705)
Expenses on insurance and reinsurance contracts	(2,660)	14	(2,646)
Changes in inventories	(406)	—	(406)
Rest of other operating expenses	(1,664)	11	(1,653)
Administration costs	(9,768)	372	(9,396)
Personnel expenses	(5,662)	195	(5,467)
General and administrative expenses	(4,106)	177	(3,929)
Depreciation and amortization	(1,018)	40	(978)
Provisions (net)	(651)	10	(641)
Impairment losses on financial assets (net)	(7,980)	121	(7,859)
Loans and receivables	(7,936)	119	(7,817)
Other financial instruments not at fair value through profit or loss	(44)	2	(42)
Impairment losses on other assets (net)	(1,123)	—	(1,123)
Goodwill and other intangible assets	(54)	—	(54)
Other assets	(1,069)	—	(1,069)
Gains (losses) on derecognized assets not classified as non-current assets held for sale	4	(1)	3
Negative goodwill	376	—	376
Gains (losses) in non-current assets held for sale not classified as discontinued operations	(622)	(2)	(624)
Operating profit before tax	1,659	(77)	1,582
Income tax	275	77	352
Profit from continuing operations	1,934	—	1,934
Profit from discontinued operations (net)	393	—	393
Profit	2,327	—	2,327
Profit attributed to parent company	1,676	—	1,676
Profit attributed to non-controlling interests	651	—	651

	As of December 31, 2011 As Previously Reported	Adjustments	As of December 31, 2011 After Implementation
	(In Millions of Euros)
Assets
Cash and balances with central banks	30,939	(1,098)	29,841
Financial assets held for trading	70,602	(131)	70,471
Loans and advances to credit institutions	—	—	—
Loans and advances to customers	—	—	—
Debt securities	20,975	(29)	20,946
Equity instruments	2,198	(6)	2,192
Trading derivatives	47,429	(96)	47,333
Other financial assets designated at fair value through profit or loss	2,977	(204)	2,773
Loans and advances to credit institutions	—	—	—
Loans and advances to customers	—	—	—
Debt securities	708	—	708
Equity instruments	2,269	(204)	2,065
Available for sale financial assets	58,144	(3,503)	54,641
Debt securities	52,914	(3,498)	49,416
Equity instruments	5,230	(5)	5,225
Loans and receivables	381,076	(11,160)	369,916
Loans and advances to credit institutions	26,107	(1,604)	24,503
Loans and advances to customers	351,900	(9,357)	342,543
Debt securities	3,069	(199)	2,870
Held-to-maturity investments	10,955	—	10,955
Fair value changes of the hedged items in portfolio hedges of interest rate risk	146	—	146
Hedging derivatives	4,552	(14)	4,538
Non-current assets held for sale	2,090	(15)	2,075
Investments in entities accounted for using the equity method	5,843	3,456	9,299
Associates	5,567	—	5,567
Jointly controlled entities	276	3,456	3,732
Insurance contracts linked to pensions	—	—	—
Reinsurance assets	26	—	26
Tangible assets	7,330	(204)	7,126
Property, plants and equipment	5,740	(204)	5,536
For own use	4,905	(204)	4,701
Other assets leased out under an operating lease	835	—	835
Investment properties	1,590	—	1,590
Intangible assets	8,677	(1,797)	6,880
Goodwill	6,798	(1,262)	5,536
Other intangible assets	1,879	(535)	1,344
Tax assets	7,841	(114)	7,727
Current	1,509	(49)	1,460
Deferred	6,332	(65)	6,267
Other assets	6,490	(66)	6,424
Inventories	3,994	—	3,994
Rest	2,496	(66)	2,430
TOTAL ASSETS	597,688	(14,850)	582,838

	As of December 31, 2011 As Previously Reported	Adjustments	As of December 31, 2011 After Implementation
	(In Millions of Euros)
Liabilities
Financial liabilities held for trading	51,303	(125)	51,178
Deposits from central banks	—	—	—
Deposits from credit institutions	—	—	—
Customer deposits	—	—	—
Debt certificates	—	—	—
Trading derivatives	46,692	(125)	46,567
Short positions	4,611	—	4,611
Other financial liabilities	—	—	—
Other financial liabilities designated at fair value through profit or loss	1,825	(204)	1,621
Deposits from central banks	—	—	—
Deposits from credit institutions	—	—	—
Customer deposits	—	—	—
Debt certificates	—	—	—
Subordinated liabilities	—	—	—
Other financial liabilities	1,825	(204)	1,621
Financial liabilities at amortized cost	479,904	(14,187)	465,717
Deposits from central banks	33,147	(270)	32,877
Deposits from credit institutions	59,356	(2,755)	56,601
Customer deposits	282,173	(9,771)	272,402
Debt certificates	81,930	(806)	81,124
Subordinated liabilities	15,419	(116)	15,303
Other financial liabilities	7,879	(469)	7,410
Fair value changes of the hedged items in portfolio hedges of interest rate risk	—	—	—
Hedging derivatives	2,710	(1)	2,709
Liabilities associated with non-current assets held for sale	—	—	—
Liabilities under insurance contracts	7,737	(8)	7,729
Provisions	7,561	(90)	7,471
Provisions for pensions and similar obligations	5,577	—	5,577
Provisions for taxes and other legal contingencies	350	(1)	349
Provisions for contingent risks and commitments	291	(25)	266
Other provisions	1,343	(64)	1,279
Tax liabilities	2,330	(183)	2,147
Current	772	(45)	727
Deferred	1,558	(138)	1,420
Other liabilities	4,260	(52)	4,208
TOTAL LIABILITIES	557,630	(14,850)	542,780

	As of December 31, 2011 As Previously Reported	Adjustments	As of December 31, 2011 After Implementation
	(In Millions of Euros)
Equity
Stockholders’ funds	40,952	—	40,952
Common Stock	2,403	—	2,403
Issued	2,403	—	2,403
Unpaid and uncalled (-)	—	—	—
Share premium	18,970	—	18,970
Reserves	17,940	—	17,940
Accumulated reserves (losses)	17,580	—	17,580
Reserves (losses) of entities accounted for using the equity method	360	—	360
Other equity instruments	51	—	51
Equity component of compound financial instruments	—	—	—
Other equity instruments	51	—	51
Less: Treasury stock	(300)	—	(300)
Income attributed to the parent company	3,004	—	3,004
Less: Dividends and remuneration	(1,116)	—	(1,116)
Valuation adjustments	(2,787)	—	(2,787)
Available-for-sale financial assets	(682)	54	(628)
Cash flow hedging	30	—	30
Hedging of net investment in foreign transactions	(158)	(1)	(159)
Exchange differences	(1,937)	314	(1,623)
Non-current assets held-for-sale	—	—	—
Entities accounted for using the equity method	188	(367)	(179)
Other valuation adjustments	(228)	—	(228)
Non-controlling interest	1,893	—	1,893
Valuation adjustments	36	—	36
Rest	1,857	—	1,857
TOTAL EQUITY	40,058	—	40,058
TOTAL LIABILITIES AND EQUITY	597,688	(14,850)	582,838

MEMORANDUM ITEM
Contingent risks	39,904	(2,275)	37,629
Contingent commitments	93,766	(3,078)	90,688

	For the Year Ended December 31, 2011 As Previously Reported	Adjustments	For the Year Ended December 31, 2011 After Implementation
	(In Millions of Euros)
Consolidated Statement of Income data
Interest and similar income	24,180	(951)	23,229
Interest and similar expenses	(11,028)	523	(10,505)
Net interest income	13,152	(428)	12,724
Dividend income	562	—	562
Share of profit or loss of entities accounted for using the equity method	595	192	787
Fee and commission income	5,075	(201)	4,874
Fee and commission expenses	(1,044)	64	(980)
Net gains (losses) on financial assets and liabilities	1,117	(47)	1,070
Financial instruments held for trading	1,052	(49)	1,003
Other financial instruments at fair value through profit or loss	8	9	17
Other financial instruments not at fair value through profit or loss	57	(7)	50
Rest	—	—	—
Net exchange differences	364	46	410
Other operating income	4,244	(32)	4,212
Income on insurance and reinsurance contracts	3,317	(18)	3,299
Financial income from non-financial services	656	(13)	643
Rest of other operating income	271	(1)	270
Other operating expenses	(4,037)	18	(4,019)
Expenses on insurance and reinsurance contracts	(2,436)	11	(2,425)
Changes in inventories	(298)	—	(298)
Rest of other operating expenses	(1,303)	7	(1,296)
Administration costs	(8,898)	264	(8,634)
Personnel expenses	(5,191)	138	(5,053)
General and administrative expenses	(3,707)	126	(3,581)
Depreciation and amortization	(839)	29	(810)
Provisions (net)	(509)	6	(503)
Impairment losses on financial assets (net)	(4,226)	41	(4,185)
Loans and receivables	(4,201)	38	(4,163)
Other financial instruments not at fair value through profit or loss	(25)	3	(22)
Impairment losses on other assets (net)	(1,885)	2	(1,883)
Goodwill and other intangible assets	(1,444)	—	(1,444)
Other assets	(441)	2	(439)
Gains (losses) on derecognized assets not classified as non-current asset held for sale	46	(2)	44
Negative Goodwill	—	—	—
Gains (losses) in non-current assets held for sale not classified as discontinued operations	(271)	—	(271)
Operating profit before tax	3,446	(48)	3,398
Income tax	(206)	48	(158)
Profit from continuing transactions	3,240	—	3,240
Profit from discontinued transactions (net)	245	—	245
Profit	3,485	—	3,485
Profit attributed to parent company	3,004	—	3,004
Profit attributed to non-controlling interests	481	—	481

With respect to 2010, the effect of the implementation of IFRS 10 and 11 is immaterial since the Group acquired Garanti in 2011, and there is no change to our previously reported audited consolidated financial statements as of and for the year ended December 31, 2010

ITEM 4. INFORMATION ON THE COMPANY

A.	History and Development of the Company

There are no changes derived from the recast described in the introductory explanatory note.

B.	Business Overview

BBVA is a highly diversified international financial group, with strengths in the traditional banking businesses of retail banking, asset management, private banking and wholesale banking. We also have investments in some of Spain’s leading companies.

Operating Segments

The main changes in the reporting structure of the BBVA Group’s operating segments in 2013 are as follows:

•	As a result of the increasingly geographical orientation of the Group’s reporting structure, certain portfolios, finance and structural euro balance sheet positions managed by the Assets and Liabilities Committee (ALCO) that were previously reported under our Corporate Activities (which is currently named the ‘Corporate Center’) are now part of our Spain segment (which is described below).

•	Due to the particularities of their management, the assets and results pertaining to the real estate business in Spain are now presented under a separate segment: Real estate Activity in Spain. This new segment includes lending to real estate developers (which was previously included in our prior Spain segment) and foreclosed real estate assets (which were previously included in our Corporate Activities segment).

Set forth below are our six operating segments:

•	Spain

•	Real Estate Activity in Spain

•	Eurasia

•	Mexico

•	South America

•	United States

For comparison purposes, our 2012 and 2011 financial information by operating segment has been restated to reflect our current reporting structure.

In addition to the operating segments referred to above, we have a Corporate Center which includes those items that have not been allocated to an operating segment. It includes our general management functions, including: costs from central units that have a strictly corporate function; management of structural exchange-rate positions carried out by the Financial Planning unit; specific issues of capital instruments to ensure an adequate management of the Group’s global solvency; proprietary portfolios, such as industrial holdings, and their corresponding results; certain tax assets and liabilities; provisions related to commitments with pensioners; goodwill and other intangibles. It also included BBVA Puerto Rico prior to its sale, which was completed in December 2012, and the profit from discontinued operations from the sale of the pension businesses in Mexico and South America.

Set forth below is financial information for each of our current operating segments as of and for the years ended December 31, 2012 and 2011. We have not included below comparable information as of and for the year ended December 31, 2010 given the absence of readily available comparable information as of such date and for such period (as a result of our real estate department not being created until 2011 and not becoming a reportable segment until 2013).

The breakdown of the BBVA Group’s total assets by operating segments as of December 31, 2012 and 2011 is as follows:

	As of December 31,
Total Assets by Operating Segment	2012	2011
	(In Millions of Euros)
Spain	345,362	320,387
Real Estate Activity in Spain	21,923	22,558
Eurasia	48,324	53,439
Mexico	81,723	72,156
South America	77,474	62,651
United States	53,892	53,090

Subtotal Assets by Operating Segments	628,698	584,281

Corporate Center and Other Adjustments	(7,626)	(1,443)

Total Assets BBVA Group	621,072	582,838

The following table sets forth information relating the profit attributed to parent company by each of our operating segments for the years ended December 31, 2012 and 2011.

	Profit/(Loss) Attributed to Parent Company		% Profit/(Loss) Attributed to Parent Company
	For the Year Ended December 31,
	2012 (1)	2011 (2)	2012 (1)	2011 (2)
	(In Millions of Euros)		(In Percentage)
Spain	1,162	1,075	82.9	34.1
Real Estate Activity in Spain	(4,044)	(809)	(288.3)	(25.7)
Eurasia	953	1,062	67.9	33.7
Mexico	1,689	1,638	120.5	52.0
South America	1,199	898	85.5	28.5
United States	443	(713)	31.6	(22.6)

Subtotal Operating Segments	1,402	3,152	100.0	100.0

Corporate Center	273	(149)

Profit attributed to Parent Company	1,676	3,004

(1)	Profit/(Loss) attributed to parent company for the year ended December 31, 2012 has been affected by the significant loan-loss provisions made to reflect the steady impairment of our real estate portfolios in Spain.
(2)	Profit/(Loss) attributed to parent company for the year ended December 31, 2011 has been affected by the goodwill impairment in the U.S. and the acquisition of Garanti, which have affected, respectively, the contribution of the United States and Eurasia operating segments.

The following table sets forth information relating to the income of each operating segment for the years ended December 31, 2012 and 2011:

	Operating Segments
	Spain	Real Estate Activity in Spain	Eurasia	Mexico	South America	United States	Corporate Center	Total	Adjustments	BBVA Group
	(In Millions of Euros)
2012
Net interest income	4,748	(20)	851	4,178	4,288	1,551	(473)	15,122	(648)	14,474
Operating profit/(loss) before tax	1,652	(5,705)	1,058	2,229	2,271	619	(465)	1,659	(77)	1,582

Profit	1,162	(4,044)	953	1,689	1,199	443	273	1,676	—	1,676

2011
Net interest income	4,248	104	806	3,782	3,159	1,518	(465)	13,152	(428)	12,724
Operating profit/(loss) before tax	1,515	(1,216)	1,222	2,153	1,677	(1,053)	(852)	3,446	(48)	3,398

Profit	1,075	(809)	1,062	1,638	898	(713)	(149)	3,004	—	3,004

Given the business model of the BBVA Group, the economic capital allocated to our operating segments is mainly determined by the credit risk arising from loans and advances to customers. Accordingly, changes in the amounts of allocated economic capital to each operating segment are mainly related to the evolution of such portfolios. A brief explanation of changes in the amounts of allocated economic capital to each operating segment is included in the segmental discussions that follow.

Spain

The operating segment of Spain includes all of BBVA’s banking and non-banking businesses in Spain, other than those included in the Corporate Center. The main business units included in this operating segment are:

•	Spanish Retail Network: including the segments of individual customers, private banking, small companies and businesses in the domestic market.

•	Corporate and Business Banking (CBB): which manages small and medium sized enterprises (“SMEs”), companies and corporations, public institutions and developer segments.

•	Corporate and Investment Banking (C&IB): which includes business with large corporations and multinational groups and the trading floor and distribution business in Spain.

•	Other units: which include the insurance business unit in Spain (BBVA Seguros), and the Asset Management unit, which manages Spanish mutual funds and pension funds. In addition, it includes certain portfolios, finance and structural euro balance sheet positions as described above.

The following table sets forth information relating to the activity of this operating segment for the years ended December 31, 2012 and 2011:

	As of December 31,
	2012	2011
	(In Millions of Euros)

Total Assets	345,362	320,387

Loans and advances to customers	193,100	194,147
Of which:
Residential mortgages	84,602	76,900
Consumer finance	7,663	8,077
Loans	6,043	6,500
Credit cards	1,620	1,577
Loans to enterprises	58,442	67,872
Loans to public sector	24,772	25,092

	As of December 31,
	2012	2011
	(In Millions of Euros)

Customer deposits	133,802	109,160
Current and savings accounts	47,449	44,044
Time deposits	62,587	44,719
Other customer funds	23,765	20,397

Off-balance sheet funds	40,134	43,048
Mutual funds	19,116	19,598
Pension funds	18,577	17,224
Other placements	2,441	6,227

Economic capital allocated	12,027	8,757

As of December 31, 2012, the balance of loans and advances to customers was €193,100 million, a 0.5% decrease from the €194,147 million recorded as of December 31, 2011, as a result of the deleveraging process and weak consumption. The general trend has been a weak turnover, with the most notable decreases recorded in the segment of higher-risk businesses and corporations, and in consumer loans.

As of December 31, 2012, our outstanding payment protection insurance policies amounted to €39 billion and insured approximately 19% of our total loans and advances to customers in Spain as of such date. Substantially all of our payment protection insurance products provide consumer or mortgage payment protection in the case of loss of life or disability (while approximately 5.5% of these products provide protection in the case of unemployment or a work-related illness). These insurance products are granted by our insurance subsidiary to borrowers within our own consumer and mortgage portfolio. Upon the occurrence of the insured event, our insurance subsidiary pays the entire outstanding principal amount, together with any accrued interest, of the related loan. Since the risk remains within the Group, we do not consider our payment protection insurance products when determining the appropriate amount of allowance for loan losses on the related loans. We account for these products as insurance contracts.

Customer deposits were €133,802 million as of December 31, 2012 compared to €109,160 million as of December 31, 2011, an increase of 22.6%, mainly due to the positive performance of time deposits held by households and companies and, to a lesser extent, the integration of Unnim Banc, S.A. (“Unnim”) in 2012.

The economic capital allocated was €12,027 million as of December 31, 2012, a 37.3% increase from the €8,757 million recorded as of December 31, 2011. This increase was mainly related to the incorporation of Unnim, the recalibration of our internal model in mid 2012 based on backtesting results and the increased market risk resulting from the application of capital requirements currently applicable to BBVA.

Real estate Activity in Spain

This new operating segment has been set up with the aim of providing specialized and structured management of the real estate assets accumulated by the Group as a result of the economic crisis in Spain. It includes mainly lending to real estate developers (which was previously included in our prior Spain segment) and foreclosed real estate assets (which were previously included in our Corporate Center).

	As of December 31,
	2012	2011
	(In Millions of Euros)

Total Assets	21,923	22,558

Loans and advances to customers	18,145	15,228
Of which:
Residential mortgages	91	62
Consumer finance	13	9
Loans	13	9
Credit cards	—	—
Loans to enterprises	8,828	10,229
Loans to public sector	237	234

Economic capital allocated	2,922	3,812

As of December 31, 2012, the loans and advances to customers were €18,145 million, a 19.2% increase from the €15,228 million recorded as of December 31, 2011.

The economic capital allocated was €2,922 million as of December 31, 2012, a 23.3% decrease from the €3,812 million recorded as of December 31, 2011.

Eurasia

This operating segment covers the business carried out in the rest of Europe and Asia, i.e., the retail and wholesale businesses of the Group in such geographic areas. It also includes BBVA’s stakes in the Turkish bank Garanti and the Chinese banks China CITIC Bank Corporation Limited (“CNCB”) and CITIC International Financial Holding Ltd. (“CIFH”).

As described under “Explanatory Note”, in accordance with the new standard set forth by IFRS 11, Garanti and entities of the Garanti Group are from January 1, 2013 accounted for using the equity method in our consolidated financial information, whereas they were accounted for under the proportionate consolidation method prior to such date. In accordance with IFRS 8, the information set forth below for this operating segment is presented under management criteria, pursuant to which we have included the 25.01% participation of assets, liabilities and income statement of Garanti. A reconciliation of the income statement of our operating segments and the Group’s income statement is set forth in this report.

The following table sets forth information relating to the business activity of this operating segment for the years ended December 31, 2012 and 2011:

	As of December 31,
	2012	2011
	(In Millions of Euros)

Total Assets	48,324	53,439

Loans and advances to customers	30,228	34,740
Of which:
Residential mortgages	4,291	4,203
Consumer finance	4,262	3,729
Loans	3,051	2,767
Credit cards	1,211	962
Loans to enterprises	19,948	25,278
Loans to public sector	102	107

	As of December 31,
	2012	2011
	(In Millions of Euros)

Customer deposits	16,484	20,384
Current and savings accounts	3,098	2,773
Time deposits	9,576	9,679
Other customer funds	3,810	7,933

Off-balance sheet funds	2,016	1,729
Mutual funds	1,408	1,255
Pension funds	608	474
Other placements	—	—

Economic capital allocated	4,607	4,288

As of December 31, 2012, the loans and advances to customers was €30,228 million, a 13.0% decrease from the €34,740 million recorded as of December 31, 2011, mainly due to the reduced loan portfolio with wholesale clients, due to the deleveraging process under way in Europe as a result of difficult economic conditions.

As of December 31, 2012 customer deposits were €16,484 million, a 19.1% decrease from the €20,384 million as of December 31, 2011. While Turkey performed well, wholesale deposits in the Paris, London and Brussels branches fell as a result mainly of the difficult economic conditions in the Eurozone, which have resulted in wholesale financial markets being affected by the high volatility of the risk premiums of certain EU peripheral countries (and, correspondingly, wholesale deposit flight from banks incorporated in such countries, including BBVA) and by the successive downgrades of sovereign ratings, which have also had an impact on the ratings of the financial institutions located in such countries.

The economic capital allocated was €4,607 million as of December 31, 2012, a 7.4% increase from the €4,288 million recorded as of December 31, 2011. This increase was mainly attributable to the increase in credit activity in Turkey and the increase in the value of our stake in CNCB, which increased our equity risk.

Mexico

The Mexico operating segment comprises the banking and insurance businesses conducted in Mexico by the BBVA Bancomer financial group.

The following table sets forth information relating to the business activity of this operating segment for the years ended December 31, 2012 and 2011:

	As of December 31,
	2012	2011
	(In Millions of Euros)

Total Assets	81,723	72,156

Loans and advances to customers	39,052	34,450
Of which:
Residential mortgages	9,399	8,854
Consumer finance	9,785	8,220
Loans	4,421	3,734
Credit cards	5,364	4,486
Loans to enterprises	14,263	12,266
Loans to public sector	3,590	3,313

	As of December 31,
	2012	2011
	(In Millions of Euros)

Customer deposits	34,071	31,130
Current and savings accounts	23,707	21,103
Time deposits	7,157	7,398
Other customer funds	3,207	2,629

Off-balance sheet funds	19,896	17,623
Mutual funds	17,492	15,612
Pension funds	—	—
Other placements	2,404	2,011

Economic capital allocated	4,912	4,168

As of December 31, 2012, the balance of loans and advances to customers was €39,052 million, a 13.4% increase from the €34,450 million as of December 31, 2011 which was attributable in part to the year-on-year appreciation of the Mexican peso against the euro as of December 31, 2012.

As of December 31, 2012, customer deposits were €34,071 million, a 9.4% increase from the €31,130 million recorded as of December 31, 2011, which was attributable to the year-on-year appreciation of the Mexican peso against the euro as of December 31, 2012 and increased retail network activity. The retail portfolio increased by 9.6% whereas the wholesale portfolio increased by 7.4% year-on-year.

The economic capital allocated was €4,912 million as of December 31, 2012, a 17.9% increase from the €4,168 million recorded as of December 31, 2011. This increase was mainly attributable to the recalibration of our internal model in mid 2012 based on backtesting results and lending growth.

South America

The South America operating segment manages the BBVA Group’s banking and insurance businesses in the region.

The business units included in the South America operating segment are:

•	Retail and Corporate Banking: includes banks in Argentina, Chile, Colombia, Panama, Paraguay, Peru, Uruguay and Venezuela.

•	Insurance businesses: includes insurance businesses in Argentina, Chile, Colombia, and Venezuela.

The following table sets forth information relating to the business activity of this operating segment for the years ended December 31, 2012 and 2011:

	As of December 31,
	2012	2011
	(In Millions of Euros)

Total Assets	77,474	62,651

Loans and advances to customers	48,721	40,213
Of which:
Residential mortgages	8,627	7,018
Consumer finance	13,033	9,849
Loans	9,570	7,352
Credit cards	3,463	2,496
Loans to enterprises	24,249	20,892
Loans to public sector	625	766

Customer deposits	56,933	44,890
Current and savings accounts	34,339	26,120
Time deposits	17,107	15,094
Other customer funds	5,487	3,676

Off-balance sheet funds	6,436	5,698
Mutual funds	3,355	3,037
Pension funds	3,081	2,661
Other placements	—	—

Economic capital allocated	3,169	2,798

As of December 31, 2012, the loans and advances to customers were €48,721 million, a 21.2% increase from the €40,213 million recorded as of December 31, 2011. All countries in this operating segment have seen growth, with significant increases in the retail segment (where loans and advances to customers grew by 38.6% year-on-year), consumer loans and credit cards. In Venezuela, loans and advances to customers grew by almost 50% year-on-year principally as a result of increased consumer finance activity.

As of December 31, 2012, customer deposits were €56,933 million, a 26.8% increase from the €44,890 million recorded as of December 31, 2011. In 2012, there has been strong growth in lower-cost transactional items (such as checking and savings accounts), which have increased by 30.6%. In Venezuela, customer deposits grew by over 50% year-on-year.

The economic capital allocated was €3,169 million as of December 31, 2012, a 13.3% increase from the €2,798 million recorded as of December 31, 2011. This increase was principally the result of the general and strong lending growth in all the countries in the region and the appreciation of the currencies in the region against the euro.

United States

This operating segment encompasses the Group’s business in the United States. BBVA Compass accounted for approximately 95% of the area’s balance sheet as of December 31, 2012. Given its weight, most of the comments below refer to BBVA Compass. This operating segment also covers the assets and liabilities of the BBVA office in New York, which specializes in transactions with large corporations.

The following table sets forth information relating to the business activity of this operating segment for the years ended December 31, 2012 and 2011:

	As of December 31,
	2012	2011
	(In Millions of Euros)

Total Assets	53,892	53,090

Loans and advances to customers	36,892	38,775
Of which:
Residential mortgages	9,109	7,787
Consumer finance	4,422	4,584
Loans	3,942	4,134
Credit cards	480	450
Loans to enterprises	22,002	23,766
Loans to public sector	1,961	1,533

Customer deposits	37,721	35,127
Current and savings accounts	29,060	26,458
Time deposits	7,885	7,269
Other customer funds	775	1,399

Economic capital allocated	2,638	3,081

As of December 31, 2012, loans and advances to customers were €36,892 million, a 4.9% decrease from the €38,775 million recorded as of December 31, 2011, principally due to the fall in real estate construction in the United States. In 2012 we continued to aim for the selective growth of lending in BBVA Compass, with a change in the portfolio mix towards items with less cyclical risk such as loans to the commercial and industrial sector (which increased by 24.5% year-on-year) and reducing higher risk portfolios such as construction real estate loans (which decreased by 48.2% year-on-year principally as a result of the sale of certain loan portfolios).

As of December 31, 2012, customer deposits were €37,721 million, a 7.4% increase from €35,127 million as of December 31, 2011. In 2012, demand deposits grew by 12.3% and accounted for 29.1% of the customer deposits in BBVA Compass as of December 31, 2012.

The economic capital allocated was €2,638 million as of December 31, 2012, a 14.4% decrease from the €3,081 million recorded as of December 31, 2011, as a result of an increase in volume of loans with lower risk.

There are no changes derived from the recast described in the introductory explanatory note on the rest of the information set forth in this section in our 2012 Form 20-F.

C.	Organizational Structure

There are no changes derived from the recast described in the introductory explanatory note.

D.	Property, Plants and Equipment

There are no changes derived from the recast described in the introductory explanatory note.

E.	Selected Statistical Information

The following is a presentation of selected statistical information for the periods indicated. Where required under Industry Guide 3, we have provided such selected statistical information separately for our domestic and foreign activities, pursuant to our determination that our foreign operations are significant according to Rule 9-05 of Regulation S-X.

Average Balances and Rates

The tables below set forth selected statistical information on our average balance sheets, which are based on the beginning and month-end balances in each year. We do not believe that monthly averages present trends materially different from those that would be presented by daily averages. Interest income figures, when used, include interest income on non-accruing loans to the extent that cash payments have been received. Loan fees are included in the computation of interest revenue.

	Average Balance Sheet - Assets and Interest from Earning Assets
	Year Ended December 31, 2012			Year Ended December 31, 2011			Year Ended December 31, 2010
	Average Balance	Interest	Average Yield (1)	Average Balance	Interest	Average Yield (1)	Average Balance	Interest	Average Yield (1)
	(In Millions of Euros, Except Percentages)
Assets
Cash and balances with central banks	24,574	259	1.05%	19,991	250	1.25%	21,342	239	1.12%
Debt securities, equity instruments and derivatives	164,435	4,414	2.68%	139,644	3,969	2.84%	145,993	3,939	2.70%
Loans and receivables	372,458	19,939	5.35%	360,107	18,796	5.22%	358,582	16,797	4.68%
Loans and advances to credit institutions	25,122	442	1.76%	25,209	606	2.40%	25,561	497	1.95%
Loans and advances to customers	347,336	19,497	5.61%	334,898	18,190	5.43%	333,023	16,296	4.89%
In Euros (2)	217,533	7,267	3.34%	219,864	7,479	3.40%	219,857	7,023	3.19%
In other currencies (3)	129,802	12,230	9.42%	115,034	10,712	9.31%	113,167	9,273	8.19%
Other financial income	—	—	—	—	—	—	—	—	—
Non-earning assets	46,613	203	0.44%	37,074	214	0.58%	32,895	158	0.48%

Total average assets	608,081	24,815	4.08%	556,816	23,229	4.17%	558,814	21,130	3.78%

(1)	Rates have been presented on a non-taxable equivalent basis.
(2)	Amounts reflected in euro correspond to predominantly domestic activities.
(3)	Amounts reflected in other currencies correspond to predominantly foreign activities.

	Average Balance Sheet - Liabilities and Interest Paid on Interest Bearing Liabilities
	Year Ended December 31, 2012			Year Ended December 31, 2011			Year Ended December 31, 2010
	Average Balance	Interest	Average Yield (1)	Average Balance	Interest	Average Yield (1)	Average Balance	Interest	Average Yield (1)
	(In Millions of Euros, Except Percentages)
Liabilities
Deposits from central banks and credit institutions	104,231	2,089	2.00%	74,027	1,881	2.54%	80,177	1,515	1.89%
Customer deposits	271,828	4,531	1.67%	269,842	5,176	1.92%	259,330	3,551	1.37%
In Euros (2)	146,996	1,828	1.24%	153,773	2,295	1.49%	121,956	1,246	1.02%
In other currencies (3)	124,832	2,703	2.16%	116,069	2,881	2.48%	137,374	2,304	1.68%
Debt certificates and subordinated liabilities	102,563	2,783	2.71%	108,735	2,590	2.38%	119,685	2,126	1.78%
Other financial costs	—	—	—	—	—	—	—	—	—
Non-interest-bearing liabilities	86,627	938	1.08%	65,515	858	1.31%	66,542	622	0.94%
Stockholders’ equity	42,832	—	—	38,696	—	—	33,079	—	—

Total average liabilities	608,081	10,341	1.70%	556,816	10,505	1.89%	558,814	7,814	1.40%

(1)	Rates have been presented on a non-taxable equivalent basis.
(2)	Amounts reflected in euro correspond to predominantly domestic activities.
(3)	Amounts reflected in other currencies correspond to predominantly foreign activities.

Changes in Net Interest Income-Volume and Rate Analysis

The following table allocates changes in our net interest income between changes in volume and changes in rate for 2012 compared to 2011, and 2011 compared to 2010. Volume and rate variance have been calculated based on movements in average balances over the period and changes in interest rates on average interest-earning assets and average interest-bearing liabilities. The only out-of-period items and adjustments excluded from the following table are interest payments on loans which are made in a period other than the period during which they are due. Loan fees were included in the computation of interest income.

	2012/2011
	Increase (Decrease) Due to Changes in
	Volume (1)	Rate (1) (2)	Net Change
	(In Millions of Euros)
Interest income
Cash and balances with central banks	57	(48)	9
Securities portfolio and derivatives	705	(260)	445
Loans and advances to credit institutions	(2)	(162)	(164)
Loans and advances to customers	676	631	1,307
In Euros	(79)	(133)	(212)
In other currencies	1,375	143	1,519
Other assets	55	(66)	(11)

Total income	2,139	(552)	1,586

Interest expense
Deposits from central banks and credit institutions	768	(560)	208
Customer deposits	38	(683)	(645)
In Euros	(101)	(366)	(467)
In other currencies	217	(396)	(178)
Debt certificates and subordinated liabilities	(147)	341	194
Other liabilities	277	(197)	79

Total expense	967	(1,131)	(164)

Net interest income	1,172	579	1,750

(1)	Variances caused by changes in both volume and rate have been allocated proportionally to volume and rate.
(2)	Rates have been presented on a non-taxable equivalent basis.

	2011/2010
	Increase (Decrease) Due to Changes in
	Volume (1)	Rate (1) (2)	Net Change
	(In Millions of Euros)
Interest income
Cash and balances with central banks	(15)	26	11
Securities portfolio and derivatives	(171)	201	30
Loans and advances to credit institutions	(7)	115	108
Loans and advances to customers	92	1,802	1,894
In Euros	—	456	456
In other currencies	153	1,285	1,438
Other assets	20	36	56

Total income	(76)	2,175	2,099

Interest expense
Deposits from central banks and credit institutions	(116)	482	366
Customer deposits	144	1,481	1,625
In Euros	325	724	1,049
In other currencies	(357)	934	576
Debt certificates and subordinated liabilities	(195)	658	463
Other liabilities	(10)	245	236

Total expense	(28)	2,719	2,691

Net interest income	(48)	(544)	(592)

(1)	Variances caused by changes in both volume and rate have been allocated proportionally to volume and rate.
(2)	Rates have been presented on a non-taxable equivalent basis.

Interest Earning Assets—Margin and Spread

The following table analyzes the levels of our average earning assets and illustrates the comparative gross and net yields and spread obtained for each of the years indicated.

	December 31,
	2012	2011	2010
	(In Millions of Euros, except Percentages)
Average interest earning assets	561,468	519,742	525,919
Gross yield (1)	4.4%	4.5%	4.0%
Net yield (2)	4.1%	4.2%	3.8%
Net interest margin (3)	2.6%	2.4%	2.5%
Average effective rate paid on all interest-bearing liabilities	2.2%	2.3%	1.7%
Spread (4)	2.3%	2.1%	2.3%

(1)	Gross yield represents total interest income divided by average interest earning assets.
(2)	Net yield represents total interest income divided by total average assets.
(3)	Net interest margin represents net interest income as percentage of average interest earning assets.
(4)	Spread is the difference between gross yield and the average cost of interest-bearing liabilities.

ASSETS

Interest-Bearing Deposits in Other Banks

As of December 31, 2012, interbank deposits represented 3.77% of our assets. Of such interbank deposits, 32% were held outside of Spain and 68% in Spain. We believe that our deposits are generally placed with highly rated banks and have a lower risk than many loans we could make in Spain. Such deposits, however, are subject to the risk that the deposit banks may fail or the banking system of certain of the countries in which a portion of our deposits are made may face liquidity or other problems.

Securities Portfolio

As of December 31, 2012, our securities were carried on our consolidated balance sheet at a carrying amount of €108,841 million, representing 17.5% of our assets. €35,987 million, or 33.06%, of our securities consisted of Spanish Treasury bonds and Treasury bills. The average yield during 2012 on investment securities that BBVA held was 4.4%, compared to an average yield of approximately 5.5% earned on loans and receivables during 2012. The market or appraised value of our total securities portfolio as of December 31, 2012, was €108,539 million. See Notes 10, 12 and 14 to the Recast Consolidated Financial Statements. For a discussion of our investments in affiliates, see Note 17 to the Recast Consolidated Financial Statements. For a discussion of the manner in which we value our securities, see Notes 2.2.1 and 8 to the Recast Consolidated Financial Statements.

The following tables analyze the carrying amount and market value of debt securities as of December 31, 2012, December 31, 2011 and December 31, 2010, respectively. Trading portfolio is not included in the tables below because the amortized costs and fair values of these items are the same. See Note 10 to the Recast Consolidated Financial Statements.

	As of December 31, 2012
	Amortized cost	Fair Value (1)	Unrealized Gains	Unrealized Losses
	(In Millions of Euros)
DEBT SECURITIES -

AVAILABLE FOR SALE PORTFOLIO

Domestic	34,955	34,366	388	(977)

Spanish Government and other government agency debt securities	25,375	24,761	243	(857)
Other debt securities	9,580	9,605	145	(120)
Issued by central banks	—	—	—	—
Issued by credit institutions	7,868	7,880	71	(59)
Issued by other institutions	1,712	1,725	74	(61)

International	28,211	29,182	1,620	(649)

Mexico	8,230	9,191	962	(1)
Mexican Government and other government agency debt securities	7,233	8,066	833	—
Other debt securities	997	1,125	129	(1)
Issued by central banks	—	—	—	—
Issued by credit institutions	333	388	56	(1)
Issued by other institutions	664	737	73	—

	As of December 31, 2012
	Amortized cost	Fair Value (1)	Unrealized Gains	Unrealized Losses
	(In Millions of Euros)
United States	6,927	7,028	189	(88)
U.S. Treasury and other U.S. government agencies debt securities	228	228	1	(1)
States and political subdivisions	485	496	20	(9)
Other debt securities	6,214	6,304	168	(78)
Issued by central banks	—	—	—	—
Issued by credit institutions	150	154	11	(7)
Issued by other institutions	6,064	6,150	157	(71)
Other countries	13,054	12,963	469	(560)
Other foreign Governments and other government agency debt securities	5,557	5,395	212	(374)
Other debt securities	7,497	7,568	257	(186)
Issued by central banks	1,158	1,159	2	(1)
Issued by credit institutions	4,642	4,750	209	(101)
Issued by other institutions	1,697	1,659	46	(84)

TOTAL AVAILABLE FOR SALE PORTFOLIO	63,166	63,548	2,008	(1,626)

HELD TO MATURITY PORTFOLIO

Domestic	7,278	6,849	4	(433)

Spanish Government and other government agency debt securities	6,469	6,065	2	(406)
Other debt securities	809	784	2	(27)
Issued by central banks	—	—	—	—
Issued by credit institutions	250	249	2	(3)
Issued by other institutions	559	535	—	(24)

International	2,884	3,011	127	—

Securities of foreign Governments and other foreign government agency debt securities	2,741	2,862	121	—
Other debt securities	143	149	6	—

TOTAL HELD TO MATURITY PORTFOLIO	10,162	9,860	131	(433)

TOTAL DEBT SECURITIES	73,328	73,408	2,139	(2,059)

(1)	Fair values for listed securities are determined on the basis of their quoted values at the end of the period. Appraised values are used for unlisted securities based on our estimates and valuation techniques. See Note 8 to the Recast Consolidated Financial Statements.

	As of December 31, 2011
	Amortized cost	Fair Value (1)	Unrealized Gains	Unrealized Losses
	(In Millions of Euros)
DEBT SECURITIES -

AVAILABLE FOR SALE PORTFOLIO
Domestic	24,943	23,447	183	(1,679)
Spanish Government and other government agency debt securities	20,531	19,209	58	(1,380)
Other debt securities	4,412	4,238	125	(299)
Issued by central banks	—	—	—	—
Issued by credit institutions	3,297	3,130	80	(247)
Issued by other institutions	1,115	1,108	45	(52)
International	26,084	25,969	1,039	(1,154)
Mexico	4,799	4,974	175	—
Mexican Government and other government agency debt securities	4,727	4,890	163	—
Other debt securities	72	84	12	—
Issued by central banks	—	—	—	—
Issued by credit institutions	59	70	11	—
Issued by other institutions	14	14	1	—
United States	7,332	7,339	242	(235)
U.S. Treasury and other U.S. government agencies debt securities	486	482	8	(12)
States and political subdivisions	507	535	28	—
Other debt securities	6,339	6,322	206	(223)
Issued by central banks	—	—	—	—
Issued by credit institutions	629	615	22	(36)
Issued by other institutions	5,710	5,708	184	(186)
Other countries	13,953	13,656	622	(919)
Other foreign Governments and foreign government agency debt securities	8,235	7,977	344	(602)
Other debt securities	5,718	5,679	278	(317)
Issued by central banks	843	852	10	—
Issued by credit institutions	3,067	2,986	184	(265)
Issued by other institutions	1,808	1,841	84	(51)

TOTAL AVAILABLE FOR SALE PORTFOLIO	51,027	49,416	1,222	(2,833)

HELD TO MATURITY PORTFOLIO
Domestic	7,373	6,848	1	(526)
Spanish Government and other government agency debt securities	6,520	6,060	1	(461)
Other debt securities	853	788	—	(65)
Issued by central banks	—	—	—	—
Issued by credit institutions	255	244	—	(11)
Issued by other institutions	598	544	—	(54)
International	3,582	3,342	12	(252)
Securities of foreign Governments and foreign government agency debt securities	3,376	3,149	9	(236)
Other debt securities	206	193	3	(16)

TOTAL HELD TO MATURITY PORTFOLIO	10,955	10,190	13	(778)

TOTAL DEBT SECURITIES	61,982	59,606	1,235	(3,611)

(1)	Fair values for listed securities are determined on the basis of their quoted values at the end of the period. Appraised values are used for unlisted securities based on our estimates and valuation techniques. See Note 8 to the Recast Consolidated Financial Statements.

	As of December 31, 2010
	Amortized cost	Fair Value (1)	Unrealized Gains	Unrealized Losses
	(In Millions of Euros)
DEBT SECURITIES

AVAILABLE FOR SALE PORTFOLIO
Domestic	21,929	20,566	107	(1,470)
Spanish Government and other government agency debt securities	16,543	15,337	58	(1,264)
Other debt securities	5,386	5,229	49	(206)
Issued by central banks	—	—	—	—
Issued by credit institutions	4,222	4,090	24	(156)
Issued by other institutions	1,164	1,139	25	(50)
International	30,109	30,309	1,080	(880)
Mexico	9,653	10,106	470	(17)
Mexican Government and other government agency debt securities	8,990	9,417	441	(14)
Other debt securities	663	689	29	(3)
Issued by central banks	—	—	—	—
Issued by credit institutions	553	579	28	(2)
Issued by other institutions	110	110	1	(1)
United States	6,850	6,832	216	(234)
U.S. Treasury and other U.S. government agencies debt securities	580	578	6	(8)
States and political subdivisions	187	193	7	(1)
Other debt securities	6,083	6,061	203	(225)
Issued by central banks	—	—	—	—
Issued by credit institutions	2,981	2,873	83	(191)
Issued by other institutions	3,102	3,188	120	(34)
Other countries	13,606	13,371	394	(629)
Other foreign Governments and other government agency debt securities	6,743	6,541	169	(371)
Other debt securities	6,863	6,830	225	(258)
Issued by central banks	944	945	1	—
Issued by credit institutions	4,431	4,420	177	(188)
Issued by other institutions	1,488	1,465	47	(70)

TOTAL AVAILABLE FOR SALE PORTFOLIO	52,038	50,875	1,187	(2,350)

HELD TO MATURITY PORTFOLIO
Domestic	7,503	6,771	2	(734)
Spanish Government and other government agency debt securities	6,611	5,942	2	(671)
Other debt securities	892	829	—	(63)
Issued by central banks	—	—	—	—
Issued by credit institutions	290	277	—	(13)
Issued by other institutions	602	552	—	(50)
International	2,443	2,418	16	(41)
Securities of foreign Governments and foreign government agency debt securities	2,181	2,171	10	(20)
Other debt securities	262	247	6	(21)

TOTAL HELD TO MATURITY PORTFOLIO	9,946	9,189	18	(775)

TOTAL DEBT SECURITIES	61,984	60,064	1,205	(3,125)

(1)	Fair values for listed securities are determined on the basis of their quoted values at the end of the period. Appraised values are used for unlisted securities based on our estimates and valuation techniques. See Note 8 to the Recast Consolidated Financial Statements.

As of December 31, 2012 the carrying amount of the debt securities classified within the available for sale portfolio and the held to maturity portfolio by rating categories defined by external rating agencies, were as follows:

	As of December 31, 2012
	Debt Securities Available for Sale		Debt Securities Held to Maturity
	Carrying Amount (In Millions of Euros)%		Carrying Amount (In Millions of Euros)%
AAA	1,436	2.3%	320	3.2%
AA+	5,873	9.2%	24	0.2%
AA	214	0.3%	—	—
AA-	1,690	2.7%	350	3.4%
A+	741	1.2%	8	0.1%
A	1,125	1.8%	—	—
A-	6,521	10.3%	2,690	26.5%
With rating BBB+ or below	40,375	63.5%	6,756	66.5%
Non-rated	5,573	8.8%	14	0.1%

TOTAL	63,548	100.0%	10,162	100.0%

The following tables analyze the carrying amount and market value of our ownership of equity securities as of December 31, 2012, 2011 and 2010, respectively. Trading portfolio and investments in affiliated companies consolidated under the equity method are not included in the tables below because the amortized costs and fair values of these items are the same. See Notes 10 and 17 to the Recast Consolidated Financial Statements.

	As of December 31, 2012
	Amortized cost	Fair Value (1)	Unrealized Gains	Unrealized Losses
	(In Millions of Euros)
EQUITY SECURITIES -

AVAILABLE FOR SALE PORTFOLIO
Domestic -	3,378	3,118	124	(384)
Equity listed	3,301	3,043	122	(380)
Equity unlisted	77	75	2	(4)
International -	862	834	16	(44)
United States -	506	503	1	(4)
Equity listed	32	29	1	(4)
Equity unlisted	474	474	—	—
Other countries -	356	331	15	(40)
Equity listed	262	230	8	(40)
Equity unlisted	94	101	7	—

TOTAL AVAILABLE FOR SALE PORTFOLIO	4,240	3,952	140	(428)

TOTAL EQUITY SECURITIES	4,240	3,952	140	(428)

TOTAL INVESTMENT SECURITIES	77,568	77,360	2,279	(2,487)

(1)	Fair values for listed securities are determined on the basis of their quoted values at the end of the year. Appraised values are used for unlisted securities based on our estimates or on unaudited financial statements, when available.

	As of December 31, 2011
	Amortized cost	Fair Value (1)	Unrealized Gains	Unrealized Losses
	(In Millions of Euros)
EQUITY SECURITIES -
AVAILABLE FOR SALE PORTFOLIO
Domestic	3,838	4,304	468	(2)
Equity listed	3,803	4,269	468	(2)
Equity unlisted	35	35	—	—
International	993	920	18	(91)
United States	600	590	2	(12)
Equity listed	41	29	—	(12)
Equity unlisted	559	561	2	—
Other countries	393	330	16	(79)
Equity listed	318	244	5	(79)
Equity unlisted	75	86	11	—

TOTAL AVAILABLE FOR SALE PORTFOLIO	4,832	5,225	486	(93)

TOTAL EQUITY SECURITIES	4,832	5,225	486	(93)

TOTAL INVESTMENT SECURITIES	66,813	64,830	1,721	(3,704)

(1)	Fair values for listed securities are determined on the basis of their quoted values at the end of the year. Appraised values are used for unlisted securities based on our estimates or on unaudited financial statements, when available.

	As of December 31, 2010
	Amortized cost	Fair Value (1)	Unrealized Gains	Unrealized Losses
	(In Millions of Euros)
EQUITY SECURITIES -

AVAILABLE FOR SALE PORTFOLIO
Domestic	3,403	4,608	1,212	(7)
Equity listed	3,378	4,583	1,212	(7)
Equity unlisted	25	25	—	—
International	927	973	71	(25)
United States	606	662	56	—
Equity listed	12	13	1	—
Equity unlisted	594	649	55	—
Other countries	321	311	15	(25)
Equity listed	258	240	7	(25)
Equity unlisted	63	71	8	—

TOTAL AVAILABLE FOR SALE PORTFOLIO	4,330	5,581	1,283	(32)

TOTAL EQUITY SECURITIES	4,330	5,581	1,283	(32)

TOTAL INVESTMENT SECURITIES	66,314	65,645	2,488	(3,157)

(1)	Fair values for listed securities are determined on the basis of their quoted values at the end of the year. Appraised values are used for unlisted securities based on our estimates or on unaudited financial statements, when available.

The following table analyzes the maturities of our debt investment and fixed income securities, excluding trading portfolio, by type and geographical area as of December 31, 2012.

	Maturity at One Year or Less		Maturity After One Year to Five Years		Maturity after Five Years to 10 Years		Maturity after 10 Years		Total
	Amount	Yield % (1)	Amount	Yield % (1)	Amount	Yield % (1)	Amount	Yield % (1)	Amount
	(Millions of Euros, Except Percentages)
DEBT SECURITIES
AVAILABLE-FOR-SALE PORTFOLIO
Domestic
Spanish government and other government agency debt securities	3,080	16.88	13,123	3.69	4,030	4.90	4,528	5.21	24,761
Other debt securities	3,598	2.27	5,095	4.22	423	3.49	489	5.90	9,605

Total Domestic	6,678	7.76	18,218	3.85	4,452	4.70	5,017	5.33	34,366

International
Mexico	664	7.98	4,472	6.07	255	7.15	3,801	6.24	9,191
Mexican Government and other government agency debt securities	650	8.00	4,158	6.07	73	5.50	3,185	4.49	8,066
Other debt securities	14	7.10	314	6.07	182	8.08	616	6.42	1,125
United States	566	2.57	4,394	2.80	1,579	2.58	488	5.35	7,028
U.S. Treasury and other government agency debt securities	148	0.36	39	3.18	24	3.53	16	5.26	228
States and political subdivisions debt securities	49	6.68	274	4.29	151	4.64	23	4.98	496
Other debt securities	370	3.66	4,081	2.69	1,404	2.35	449	5.37	6,304
Other countries	2,882	2.92	5,203	5.59	2,255	10.89	2,623	5.24	12,963
Other foreign Governments and other government agency debt securities (2)	644	3.47	2,041	8.81	1,601	13.22	1,110	5.51	5,395
Other debt securities of other countries	2,238	2.80	3,162	3.71	654	4.35	1,513	5.01	7,568

Total International	4,113	3.66	14,069	4.83	4,089	7.42	6,912	5.34	29,182

TOTAL AVAILABLE-FOR-SALE	10,791	6.50	32,287	4.25	8,541	5.92	11,929	5.33	63,548

HELD-TO-MATURITY PORTFOLIO
Domestic
Spanish government	2	6.15	1,239	3.37	1,921	4.25	3,307	4.95	6,469
Other debt securities	83	4.06	597	4.33	129	3.81	—	—	809

Total Domestic	85	4.11	1,836	3.68	2,050	4.22	3,307	4.95	7,278

Total International	49	2.69	2,055	3.32	780	4.09	—	—	2,884

TOTAL HELD-TO-MATURITY	134	3.59	3,891	3.49	2,830	4.18	3,307	4.95	10,162

TOTAL DEBT SECURITIES	10,925	6.47	36,178	4.17	11,371	5.48	15,236	5.25	73,710

(1)	Rates have been presented on a non-taxable equivalent basis.
(2)	Securities of other foreign Governments mainly include investments made by our subsidiaries in securities issued by the Governments of the countries where they operate.

Loans and Advances to Credit Institutions

As of December 31, 2012, our total loans and advances to credit institutions amounted to €25,372 million, or 4.1% of total assets. Net of our valuation adjustments, loans and advances to credit institutions amounted to €25,448 million as of December 31, 2012, or 4.1% of our total assets.

Loans and Advances to Customers

As of December 31, 2012, our total loans and advances amounted to €354,973 million, or 57.2% of total assets. Net of our valuation adjustments, loans and advances amounted to €342,163 million as of December 31, 2012, or 55.1% of our total assets. As of December 31, 2012 our loans in Spain amounted to €205,216 million. Our foreign loans amounted to €149,757 million as of December 31, 2012. For a discussion of certain mandatory ratios relating to our loan portfolio, see “Item 4. Information on the Company—Business Overview—Supervision and Regulation—Liquidity Ratio” and “Item 4. Information on the Company—Business Overview—Supervision and Regulation—Investment Ratio” in our 2012 Form 20-F.

Loans by Geographic Area

The following table analyzes, by domicile of the customer, our net loans and advances as of December 31, 2012, 2011 and 2010:

	As of December 31,
	2012	2011	2010
	(In Millions of Euros)
Domestic	205,216	203,459	210,102
Foreign
Western Europe	19,979	22,392	23,139
Latin America	90,588	79,262	70,497
United States	36,040	39,384	38,649
Other	3,150	5,742	4,823
Total foreign	149,757	146,780	137,108

Total loans and advances	354,973	350,239	347,210
Valuation adjustments	(12,810)	(7,696)	(8,353)

Total net lending	342,163	342,543	338,857

Loans by Type of Customer

The following table analyzes by domicile and type of customer our net loans and advances for each of the years indicated. The analyses by type of customer are based principally on the requirements of the regulatory authorities in each country.

	As of December 31,
	2012	2011	2010
	(In Millions of Euros)
Domestic
Government	25,408	25,372	23,542
Agriculture	1,402	1,566	1,619
Industrial	16,240	16,710	17,452
Real estate and construction	30,319	30,022	29,944
Commercial and financial	17,021	22,367	23,409
Loans to individuals (1)	94,990	87,420	91,730
Other	19,836	20,002	22,406

Total domestic	205,216	203,458	210,102

Foreign
Government	9,509	9,569	7,682
Agriculture	3,337	3,131	2,358
Industrial	14,490	18,124	19,126
Real estate and construction	16,905	19,396	25,910
Commercial and financial	34,891	32,369	22,280
Loans to individuals	56,252	50,018	44,138
Other	14,373	14,174	15,614

Total foreign	149,757	146,781	137,108

Total Loans and Advances	354,973	350,239	347,210

Valuation adjustments	(12,810)	(7,696)	(8,353)

Total net lending	342,163	342,543	338,857

(1)	Includes mortgage loans to households for the acquisition of housing.

The following table sets forth a breakdown, by currency, of our net loan portfolio for 2012, 2011 and 2010.

	As of December 31,
	2012	2011	2010
	(In Millions of Euros)
In euros	211,346	215,500	221,269
In other currencies	130,817	127,043	117,588

Total net lending	342,163	342,543	338,857

As of December 31, 2012, loans by BBVA and its subsidiaries to associates and jointly controlled companies amounted to €820 million, compared to €372 million as of December 31, 2011. Loans outstanding to the Spanish government and its agencies amounted to €25,408 million, or 7.2% of our total loans and advances as of December 31, 2012, compared to €25,372 million, or 7.2% of our total loans and advances as of December 31, 2011. None of our loans to companies controlled by the Spanish government are guaranteed by the government and, accordingly, we apply normal credit criteria in extending credit to such entities. Moreover, we carefully monitor such loans because governmental policies necessarily affect such borrowers.

Diversification in our loan portfolio is our principal means of reducing the risk of loan losses. We also carefully monitor our loans to borrowers in sectors or countries experiencing liquidity problems. Our exposure to our five largest borrowers as of December 31, 2012, excluding government-related loans, amounted to €18,480 million or approximately 5.1% of our total outstanding loans and advances. As of December 31, 2012 there did not exist any concentration of loans exceeding 10% of our total outstanding loans and advances, other than by category as disclosed in the chart above.

Maturity and Interest Sensitivity

The following table sets forth an analysis by maturity of our total loans and advances by domicile of the office that issued the loan and type of customer as of December 31, 2012. The determination of maturities is based on contract terms.

	Maturity
	Due in One Year or Less	Due After One Year through Five Years	Due After Five Years	Total
	(In Millions of Euros)
Domestic:
Government	12,155	7,607	5,646	25,408
Agriculture	592	504	306	1,402
Industrial	12,180	2,904	1,156	16,240
Real estate and construction	15,499	10,880	3,940	30,319
Commercial and financial	8,986	3,374	4,661	17,021
Loans to individuals	10,554	16,108	68,328	94,990
Other	13,772	3,224	2,840	19,836
Total Domestic	73,738	44,601	86,877	205,216

Foreign:
Government	1,341	1,585	6,583	9,509
Agriculture	1,950	996	391	3,337
Industrial	6,466	4,915	3,109	14,490
Real estate and construction	5,829	5,951	5,125	16,905
Commercial and financial	15,750	16,279	2,862	34,891
Loans to individuals	7,669	13,859	34,724	56,252
Other	7,310	4,496	2,567	14,373
Total Foreign	46,315	48,081	55,361	149,757

Total Loans and advances	120,053	92,682	142,238	354,973

The following table sets forth a breakdown of our fixed and variable rate loans which had a maturity of one year or more as of December 31, 2012.

	Interest Sensitivity of Outstanding Loans and advances Maturing in More Than One Year
	Domestic	Foreign	Total
	(In Millions of Euros)
Fixed rate	19,321	48,018	67,339
Variable rate	112,157	55,424	167,581

Total Loans and Advances	131,478	103,442	234,920

Loan Loss Reserve

For a discussion of loan loss reserves, see “Item 5. Operating and Financial Review and Prospects—Critical Accounting Policies—Allowance for loan losses” in our 2012 Form 20-F and Note 2.2.1) to the Recast Consolidated Financial Statements.

The following table provides information, by domicile of customer, regarding our loan loss reserve and movements of loan charge-offs and recoveries for periods indicated.

	As of December 31,
	2012	2011	2010	2009	2008
	(In Millions of Euros, except Percentages)
Loan loss reserve at beginning of period:
Domestic	4,694	4,935	4,853	3,765	2,899
Foreign	4,445	4,539	3,952	3,740	3,088

Total loan loss reserve at beginning of period	9,139	9,473	8,805	7,505	5,987

Loans charged off:
Total domestic (1)	(2,283)	(1,977)	(1,774)	(966)	(655)
Total foreign (2)	(1,824)	(2,062)	(2,628)	(2,876)	(1,296)

Total Loans charged off:	(4,107)	(4,039)	(4,402)	(3,842)	(1,951)

Provision for possible loan losses:
Domestic	5,867	2,229	2,038	3,079	2,110
Foreign	2,286	2,261	2,778	2,307	2,035

Total Provision for possible loan losses	8,153	4,490	4,816	5,386	4,145

Acquisition and disposition of subsidiaries	2,066	32	—	—	—
Effect of foreign currency translation	40	(98)	344	(29)	(487)
Other	(1,132)	(720)	(90)	(216)	(189)

Loan loss reserve at end of period:
Domestic	9,649	4,694	4,935	4,853	3,765
Foreign	4,510	4,445	4,539	3,952	3,740

Total Loan loss reserve at end of period	14,159	9,139	9,473	8,805	7,505

Loan loss reserve as a percentage of total loans and receivables at end of period	3.81%	2.47%	2.60%	2.54%	2.03%
Net loan charge-offs as a percentage of total loans and receivables at end of period	1.11%	1.09%	1.21%	1.11%	0.53%

(1)	Loans charged off in 2012 were mainly related to the real estate sector.
(2)	Loans charged off in 2012 include €1,628 million related to real estate loans and loans to individuals and others, €195 million related to commercial and financial loans and €1 million related to loans to governmental and non-governmental agencies. Loans charged off in 2011 include €1,794 million related to real estate loans and loans to individuals and others, €267 million related to commercial and financial loans and €1 million related to loans to governmental and non-governmental agencies.

When the recovery of any recognized amount is considered to be remote, this amount is removed from the consolidated balance sheet, without prejudice to any actions taken by the consolidated entities in order to collect the amount until their rights extinguish in full through expiry, forgiveness or for other reasons.

The loans charged off amounted to €4,107 million as of December 31, 2012 compared to €4,039 million as of December 31, 2011.

Our loan loss reserves as a percentage of total loans and advances increased to 3.8% as of December 31, 2012 from 2.5% as of December 31, 2011, principally due to the impairment of the assets related to the real state sector in Spain.

Impaired Loans

As described in Note 2.2.1) to the Recast Consolidated Financial Statements, loans are considered to be impaired loans when there are reasonable doubts that the loans will be recovered in full and/or the related interest will be collected for the amounts and on the dates initially agreed upon, taking into account the guarantees received by the consolidated entities to assure (in part or in full) the performance of transactions.

Amounts collected in relation to impaired loans and receivables are used to recognize the related accrued interest and any excess amount is used to reduce the principal not yet repaid. The approximate amount of interest income on our impaired loans which was included in profit attributed to parent company in 2012, 2011, 2010, 2009 and 2008 was €228.1 million, €203.4 million, €203.5 million, €192.3 million and €149.7 million, respectively.

The following table provides information regarding our impaired loans, by domicile and type of customer, as of the dates indicated:

	As of December 31,
	2012	2011	2010	2009	2008
	(In Millions of Euros)
Impaired loans
Domestic	15,165	11,043	10,954	10,973	5,562
Public sector	145	130	111	61	79
Other resident sector	15,019	10,913	10,843	10,912	5,483
Foreign	4,836	4,409	4,518	4,338	2,979
Public sector	20	6	12	25	20
Non-resident sector	4,816	4,403	4,506	4,313	2,959
Total Impaired loans	20,001	15,452	15,472	15,311	8,541
Total loan loss reserve	(14,159)	(9,139)	(9,473)	(8,805)	(7,505)
Impaired loans net of reserves	5,842	6,313	5,999	6,506	1,036

Our total impaired loans amounted to €20,001 million as of December 31, 2012, a 29.4% increase compared to €15,452 million as of December 31, 2011. This increase is mainly attributable to the increase in impaired loans in the “Other resident sector” as a result of the economic deterioration in Spain and the incorporation of Unnim. The increase is also attributable, to a lesser extent, to the increase in impaired loans in the “Non-resident sector” as a result of the ongoing deterioration of the economic situation in Portugal.

As mentioned in Note 2.2.1 to the Recast Consolidated Financial Statements, our loan loss reserve includes loss reserve for impaired assets and loss reserve for not impaired assets but which present an inherent loss. As of December 31, 2012, the loss reserve for impaired assets amounted to €9,394 million, a 53.1% increase compared to €6,137 million as of December 31, 2011. As of December 31, 2012, the loss reserve for not impaired assets amounted to €4,764 million, a 65.9% increase compared to €2,871 million as of December 31, 2011. These increases in our loss reserve for impaired assets and loss reserve for not impaired assets are due to the deterioration of the real estate sector in Spain.

The following table provides information, by domicile and type of customer, regarding our impaired loans and the loan loss reserves to customers taken for each impaired loan category, as of December 31, 2012.

	Impaired Loans	Loan Loss Reserve	Impaired Loans as a percentage of Loans in Category
	(In Millions of Euros)
Domestic:
Government	145	(10)	0.57%
Credit institutions	6	—	—
Other sectors	15,013	(7,120)	8.25%
Agriculture	123	(44)	8.65%
Industrial	914	(387)	5.56%
Real estate and construction	8,032	(4,660)	26.19%
Commercial and other financial	989	(350)	5.74%
Loans to individuals	3,733	(1,171)	3.88%
Other	1,222	(508)	6.09%

Total Domestic	15,164	(7,130)	7.20%

Foreign:
Government	20	(1)	0.21%
Credit institutions	29	(22)	0.13%
Other sectors	4,787	(2,242)	3.47%
Agriculture	178	(92)	5.43%
Industrial	146	(109)	1.02%
Real estate and construction	1,661	(469)	9.98%
Commercial and other financial	703	(471)	2.05%
Loans to individuals	1,937	(961)	3.50%
Other	162	(140)	1.14%

Total Foreign	4,836	(2,265)	2.85%

General reserve	—	(4,764)

Total Impaired loans	20,001	(14,159)	5.26%

Troubled Debt Restructurings

As of December 31, 2012, “troubled debt restructurings” totaling €11,661 million were not considered impaired loans. For additional information on our restructured or renegotiated loans, see Appendix X to our Recast Consolidated Financial Statements.

Potential Problem Loans

The identification of “Potential problem loans” is based on the analysis of historical delinquency rates trends, categorized by products/clients and geographical locations. This analysis is focused on the identification of portfolios with delinquency rates higher than our average delinquency rates. Once these portfolios are identified, we segregate such portfolios into groups with similar characteristics based on the activities to which they are related, geographical location, type of collateral, solvency of the client and loan to value ratio.

The delinquency rate in our domestic real estate and construction portfolio was 26.2% as of December 31, 2012, substantially higher than the average delinquency rate for all of our domestic activities (7.2%) and the average delinquency rate for all of our consolidated activities (5.2%) as of such date. Within such portfolio, construction loans and property development loans (which exclude mainly infrastructure and civil construction) had a delinquency rate of 28.1% as of such date. Given such delinquency rate, we performed an analysis in order to define the level of loan provisions attributable to these loan portfolios (see Note 2.2.1 to our Recast Consolidated Financial Statements). The table below sets forth additional information on our “Potential problem loans” as of December 31, 2012:

	Book Value	Allowance for Loan Losses	% of Loans in Each Category to Total Loans to Customers
	(In Millions of Euros, Except Percentages)
Domestic (1)
Doubtful Loans	6,814	3,193	1.8%
Impaired loans	2,092	731	0.5%
Of which:
Troubled debt restructurings	1,784	600	0.5%

(1)	Potential problem loans outside of Spain as of December 31, 2012 were not significant.

Foreign Country Outstandings

The following table sets forth, as of the end of the years indicated, the aggregate amounts of our cross-border outstandings (which consist of loans, interest-bearing deposits with other banks, acceptances and other monetary assets denominated in a currency other than the home-country currency of the office where the item is booked) where outstandings in the borrower’s country exceeded 1% of our total assets as of December 31, 2012, December 31, 2011 and December 31, 2010. Cross-border outstandings do not include loans in local currency made by our subsidiary banks to customers in other countries to the extent that such loans are funded in the local currency or hedged. As a result, they do not include the vast majority of the loans made by our subsidiaries in South America, Mexico and United States.

	2012		2011		2010
	Amount	% of Total Assets	Amount	% of Total Assets	Amount	% of Total Assets
	(In Millions of Euros, Except Percentages)
United Kingdom	5,769	0.93%	5,570	1.0%	5,457	1.0%
Mexico	1,539	0.25%	1,885	0.3%	2,175	0.4%
Other OECD	6,217	1.01%	6,455	1.1%	5,674	1.0%

Total OECD	13,525	2.18%	13,910	2.4%	13,306	2.4%
Central and South America	2,167	0.35%	3,148	0.5%	3,074	0.6%
Other	3,366	0.54%	4,316	0.7%	5,411	1.0%

Total	19,058	3.07%	21,374	3.7%	21,791	3.9%

The following table sets forth the amounts of our cross-border outstandings as of December 31 of each year indicated by type of borrower where outstandings in the borrower’s country exceeded 1% of our total assets.

	Governments	Banks and Other Financial Institutions	Commercial, Industrial and Other	Total
	(In Millions of Euros)
As of December 31, 2012
Mexico	3	47	1,490	1,539
United Kingdom	—	3,668	2,100	5,768

Total	3	3,715	3,590	7,307

As of December 31, 2011
Mexico	31	210	1,644	1,885
United Kingdom	—	3,516	2,054	5,570

Total	31	3,726	3,698	7,454

As of December 31, 2010
Mexico	51	1	2,123	2,175
United Kingdom	—	4,078	1,379	5,457

Total	51	4,079	3,502	7,632

The Bank of Spain requires that minimum reserves be maintained for cross-border risk arising with respect to loans and other outstandings to countries, or residents of countries, falling into certain categories established by the Bank of Spain on the basis of the level of perceived transfer risk. The category that a country falls into is determined by us, subject to review by the Bank of Spain.

The following table shows the minimum required reserves with respect to each category of country for BBVA’s level of coverage as of December 31, 2012.

Categories (1)	Minimum Percentage of Coverage (Outstandings Within Category)
Countries belonging to the OECD whose currencies are listed in the Spanish foreign exchange market	0.0
Countries with transitory difficulties (2)	10.1
Doubtful countries (2)	22.8
Very doubtful countries (2)(3)	83.5
Bankrupt countries (4)	100.0

(1)	Any outstanding which is guaranteed may be treated, for the purposes of the foregoing, as if it were an obligation of the guarantor.

(2)	Coverage for the aggregate of these three categories (countries with transitory difficulties, doubtful countries and very doubtful countries) must equal at least 35% of outstanding loans within the three categories. The Bank of Spain has recommended up to 50% aggregate coverage.
(3)	Outstandings to very doubtful countries are treated as impaired under Bank of Spain regulations.
(4)	Outstandings to bankrupt countries must be charged off immediately. As a result, no such outstandings are reflected on our consolidated balance sheet. Notwithstanding the foregoing minimum required reserves, certain interbank outstandings with an original maturity of three months or less have minimum required reserves of 50%. We met or exceeded the minimum percentage of required coverage with respect to each of the foregoing categories.

Our exposure to borrowers in countries with difficulties (the last four categories in the foregoing table), excluding our exposure to subsidiaries or companies we manage and trade-related debt, amounted to €269 million, €363 million and €311 million as of December 31, 2012, 2011 and 2010, respectively. These figures do not reflect loan loss reserves of 14.3%, 12.4%, and 11.6% respectively, against the relevant amounts outstanding at such dates. Deposits with or loans to borrowers in all such countries as of December 31, 2012 did not in the aggregate exceed 0.1% of our total assets.

The country-risk exposures described in the preceding paragraph as of December 31, 2012, 2011 and 2010 do not include exposures for which insurance policies have been taken out with third parties that include coverage of the risk of confiscation, expropriation, nationalization, non-transfer, non-convertibility and, if appropriate, war and political violence. The sums insured as of December 31, 2012, 2011 and 2010 amounted to $47 million, $58 million and $44 million, respectively (approximately €36 million, €45 million and €33 million, respectively, based on a euro/dollar exchange rate on December 31, 2012 of $1.00 = €0.76, on December 31, 2011 of $1.00 = €0.77, and on December 31, 2010 of $1.00 = €0.75).

LIABILITIES

Deposits

The principal components of our customer deposits are domestic demand and savings deposits and foreign time deposits. The following tables provide information regarding our deposits by principal geographic area for the dates indicated, disregarding any valuation adjustments and accrued interest.

	As of December 31, 2012
	Customer Deposits	Bank of Spain and Other Central Banks	Other Credit Institutions	Total
	(In Millions of Euros)
Total Domestic	137,011	45,808	11,642	194,461
Foreign
Western Europe	13,203	350	18,661	32,214
Mexico	37,267	—	14,861	52,128
South America	54,749	32	4,308	59,089
United States	38,834	—	5,594	44,428
Other	624	—	380	1,002
Total Foreign	144,676	383	43,803	188,862

Total	281,687	46,190	55,445	383,323

	As of December 31, 2011
	Customer Deposits	Bank of Spain and Other Central Banks	Other Credit Institutions	Total
	(In Millions of Euros)
Total Domestic	124,927	24,570	9,220	158,717
Foreign
Western Europe	27,588	7,827	24,981	60,396
Mexico	36,292	—	11,320	47,612
South America	43,396	228	3,593	47,217
The United States	37,199	—	6,253	43,452
Other	1,852	241	960	3,053
Total Foreign	146,327	8,296	47,107	201,730

Total	271,254	32,866	56,327	360,447

	As of December 31, 2010
	Customer Deposits	Bank of Spain and Other Central Banks	Other Credit Institutions	Total
	(In Millions of Euros)
Total Domestic	133,032	2,779	8,867	144,679
Foreign
Western Europe	24,120	7,205	22,626	53,951
Latin America	72,014	96	14,758	86,869
United States	42,495	364	6,840	49,698
Other	3,179	543	3,855	7,576
Total Foreign	141,808	8,208	48,079	198,094

Total	274,840	10,987	56,945	342,773

For an analysis of our deposits, including non-interest bearing demand deposits, interest-bearing demand deposits, saving deposits and time deposits, see Note 23 to the Recast Consolidated Financial Statements.

As of December 31, 2012, the maturity of our time deposits (excluding interbank deposits) in denominations of $100,000 (approximately €75,838 considering the noon buying rate as of December 31, 2012) or greater was as follows:

	As of December 31, 2012
	Domestic	Foreign	Total
		(In Millions of Euros)
3 months or under	8,809	15,221	24,030
Over 3 to 6 months	6,731	3,585	10,316
Over 6 to 12 months	11,687	5,287	16,974
Over 12 months	10,505	6,692	17,197

TOTAL	37,733	30,784	68,516

Time deposits from Spanish and foreign financial institutions amounted to €30,022 million as of December 31, 2012, substantially all of which were in excess of $100,000 (approximately €75,838 considering the noon buying rate as of December 31, 2012).

Large denomination deposits may be a less stable source of funds than demand and savings deposits because they are more sensitive to variations in interest rates. For a breakdown by currency of customer deposits as of December 31, 2012, 2011 and 2010, see Note 23 to the Recast Consolidated Financial Statements.

Short-term Borrowings

Securities sold under agreements to repurchase and promissory notes issued by us constituted the only categories of short-term borrowings that equaled or exceeded 30% of stockholders’ equity as of December 31, 2012, 2011 and 2010.

	2012		2011		2010
	Amount	Average Rate	Amount	Average Rate	Amount	Average Rate
	(In Millions of Euros, Except Percentages)
Securities sold under agreements to repurchase (principally Spanish Treasury bills):
As of December 31	47,644	1.9%	59,001	2.0%	39,587	2.0%
Average during year	50,008	1.8%	49,670	2.0%	31,056	2.2%
Maximum quarter-end balance	55,947	—	59,001	—	39,587	—
Bank promissory notes:
As of December 31	10,893	3.7%	2,362	1.8%	13,215	0.9%
Average during year	10,802	3.0%	9,582	1.2%	24,405	0.6%
Maximum quarter-end balance	13,590	—	14,300	—	28,937	—
Bonds and Subordinated debt:
As of December 31	19,333	3.3%	11,522	3.8%	11,041	2.6%
Average during year	16,156	3.9%	11,945	4.0%	10,825	3.2%
Maximum quarter-end balance	19,332	—	15,530	—	13,184	—

Total short-term borrowings as of December 31	77,870	2.5%	72,885	2.3%	63,844	1.9%

Return on Equity

The following table sets out our return on equity ratios:

	As of or for the Year Ended December 31,
	2012	2011	2010
	(In Percentages)
Return on equity (1)	4.0	8.0	15.8
Return on assets (2)	0.4	0.6	0.9
Dividend pay-out ratio (3)	79.6	37.4	23.4
Equity to assets ratio (4)	6.9	6.8	5.9

(1)	Represents profit attributed to parent company for the year as a percentage of average stockholder’s funds for the year.
(2)	Represents profit attributed to parent company as a percentage of average total assets for the year.
(3)	Represents dividends declared by BBVA (including the cash remuneration paid under the “Dividendo Opción” scheme) as a percentage of profit attributed to parent company. This ratio does not take into account the non-cash remuneration paid by BBVA under the “Dividendo Opción” scheme (in the form of BBVA shares or ADSs). See “Item 4, Information on the Company—Business Overview—Supervision and Regulation—Dividends” and “Item 8. Financial Information—Consolidated Statements and Other Financial Information—Dividends” in our 2012 Form 20-F.
(4)	Represents average total equity over average total assets.

F.	Competition

There are no changes derived from the recast described in the introductory explanatory note.

ITEM 4A. UNRESOLVED STAFF COMMENTS

There are no changes derived from the recast described in the introductory explanatory note.

ITEM 5.	OPERATING AND FINANCIAL REVIEW AND PROSPECTS

A.	Operating Results

BBVA Group Results of Operations for 2012 Compared to 2011

The changes in the Group’s consolidated income statements for 2012 and 2011 were as follows:

	Year Ended December 31,
	2012	2011	Change
	(In Millions of Euros)		(In %)
Interest and similar income	24,815	23,229	6.8
Interest expense and similar charges	(10,341)	(10,505)	(1.6)

Net interest income	14,474	12,724	13.8

Dividend income	390	562	(30.6)
Share of profit or loss of entities accounted for using the equity method	1,039	787	32.0
Fee and commission income	5,290	4,874	8.5
Fee and commission expenses	(1,134)	(980)	15.7
Net gains (losses) on financial assets and liabilities	1,636	1,070	52.9
Net exchange differences	69	410	(83.2)
Other operating income	4,765	4,212	13.1
Other operating expenses	(4,705)	(4,019)	17.1
Administration costs	(9,396)	(8,634)	8.8
Personnel expenses	(5,467)	(5,053)	8.2
General and administrative expenses	(3,929)	(3,581)	9.7
Depreciation and amortization	(978)	(810)	20.7
Provisions (net)	(641)	(503)	27.4
Impairment losses on financial assets (net)	(7,859)	(4,185)	87.8
Impairment losses on other assets (net)	(1,123)	(1,883)	(40.4)
Gains (losses) on derecognized assets not classified as non-current assets held for sale	3	44	(93.2)
Negative goodwill	376	—	n.m. (1)
Gains (losses) in non-current assets held for sale not classified as discontinued operations	(624)	(271)	130.3

Operating profit before tax	1,582	3,398	(53.4)

Income tax	352	(158)	n.m. (1)

Profit from continuing operations	1,934	3,240	(40.3)

Profit from discontinued operations (net)	393	245	60.4

Profit	2,327	3,485	(33.2)

Profit attributed to parent company	1,676	3,004	(44.2)
Profit attributed to non-controlling interests	651	481	35.3

(1)	Not meaningful.

The changes in our consolidated income statements for 2012 and 2011 were as follows:

Net interest income

The following table summarizes the principal components of net interest income for 2012 compared to 2011.

	Year Ended December 31,
	2012	2011	Change
	(In Millions of Euros)		(In %)
Interest and similar income	24,815	23,229	6.8
Interest expense and similar charges	(10,341)	(10,505)	(1.6)

Net interest income	14,474	12,724	13.8

Net interest income increased 13.8% to €14,474 million for the year ended December 31, 2012 from €12,724 million for the year ended December 31, 2011 due to the reduction of the cost of deposits in Spain, Mexico and South America and strong business activity in Mexico and South America. These positive effects were partially offset by the performance of the Unites States, where net interest income continued to be negatively affected by the Guaranty run-off, lower business volume in Corporate Investment Banking, and the current environment of low interest rates with a practically flat curve.

Dividend income

Dividend income decreased 30.6% to €390 million for the year ended December 31, 2012 from €562 million for the year ended December 31, 2011. This decrease was primarily due to the year-on-year decrease in the dividends received from Telefónica, S.A., which decreased from €1.52 per share in 2011 to €0.53 per share in 2012. Telefónica, S.A. has publicly announced that it will pay no dividends until November 2013.

Share of profit or loss of entities accounted for using the equity method

Share of profit or loss of entities accounted for using the equity method increased 32% to €1,039 million for the year ended December 31, 2012 from €787 million for the year ended December 31, 2011. This increase was mainly attributable to the fact that we accounted for the profit of Garanti for the full year ended December 31, 2012, compared with only nine months for the year ended December 31, 2011. To a lesser extend to the increased profit of CNCB.

Fee and commission income

The breakdown of fee and commission income for 2012 and 2011 is as follows:

	Year Ended December 31,
	2012	2011	Change
	(In Millions of Euros)		(In %)
Commitment fees	186	157	18.5
Contingent risks	334	302	10.6
Letters of credit	56	51	9.8
Bank and other guarantees	278	251	10.8
Arising from exchange of foreign currencies and banknotes	24	25	(4.0)
Collection and payment services income	2,881	2,560	12.5
Bills receivables	77	66	16.7
Current accounts	381	348	9.5
Credit and debit cards	1,756	1,518	15.7
Checks	222	228	(2.6)
Transfers and others payment orders	313	276	13.4
Rest	132	124	6.5

	Year Ended December 31,
	2012	2011	Change
	(In Millions of Euros)		(In %)
Securities services income	1,120	1,079	3.8
Securities underwriting	100	70	42.9
Securities dealing	194	192	1.0
Custody securities	328	329	(0.3)
Investment and pension funds	375	372	0.8
Rest assets management	123	116	6.0
Counseling on and management of one-off transactions	7	12	(41.7)
Financial and similar counseling services	41	56	(26.8)
Factoring transactions	38	33	15.2
Non-banking financial products sales	97	90	7.8
Other fees and commissions	562	560	0.4

Fee and commission income	5,290	4,874	8.5

Fee and commission income increased by 8.5% to €5,290 million for the year ended December 31, 2012 from €4,874 million for the year ended December 31, 2011 due principally to greater business activity in Mexico and South America, where credit and debit cards commissions increased by 8.1% and 41.8% respectively.

Fee and commission expenses

The breakdown of fee and commission expenses for 2012 and 2011 is as follows:

	Year Ended December 31,
	2012	2011	Change
	(In Millions of Euros)		(In %)
Brokerage fees on lending and deposit transactions	3	4	(25.0)
Fees and commissions assigned to third parties	817	682	19.8
Credit and debit cards	685	554	23.6
Transfers and others payment orders	42	31	35.5
Securities dealing	11	14	(21.4)
Rest	79	83	(4.8)
Other fees and commissions	314	294	6.8

Fee and commission expenses	1,134	980	15.7

Fee and commission expenses increased by 15.7% to €1,134 million for the year ended December 31, 2012 from €980 million for the year ended December 31, 2011, primarily due to the greater business activity in Mexico and South America.

Net gains (losses) on financial assets and liabilities and exchange differences

Net gains (losses) on financial assets and liabilities increased by 52.9% to €1,636 million for the year ended December 31, 2012 from €1,070 million for the year ended December 31, 2011. This increase is mainly attributable to the increase in the net gains on “Available-for-sale financial assets”, which reflects the capital gains derived from the repurchase of securitization bonds and subordinated debt (which has generated gross capital gains of approximately €444 million) and, to a lesser extent, the capital gains derived from the sale of public debt in South America. In addition, net gains on “Loans and receivables” increased by 88.9% from €27 million in 2011 to €51 million in 2012, primarily due to the higher activity on loan sales mainly in Mexico and South America. These increases were partially offset by the 37.9% year-on-year decrease in the net gains on “Financial assets held for trading”, which was primarily due to the turbulences in the markets which resulted in lower intermediation income in Spain and Mexico.

The table below provides a breakdown of net gains (losses) on financial assets and liabilities for 2012 and 2011:

	Year Ended December 31,
	2012	2011	Change
	(In Millions of Euros)		(In %)
Financial assets held for trading	653	1,004	(35.0)
Other financial assets designated at fair value through profit or loss	70	16	n.m.	(1)
Other financial instruments not designated at fair value through profit or loss	913	50	n.m.	(1)
Available-for-sale financial assets	801	80	n.m.	(1)
Loans and receivables	51	27	88.9
Rest	61	(57)	n.m.	(1)

Net gains (losses) on financial assets and liabilities	1,636	1,070	52.9

(1)	Not meaningful.

Net exchange differences decreased to €69 million for the year ended December 31, 2012 from €410 million for the year ended December 31, 2011, due primarily to the evolution of foreign currencies.

Other operating income and expenses

Other operating income amounted to €4,765 million for the year ended December 31, 2012 a 13.1% increase compared to €4,212 million for the year ended December 31, 2011, due primarily to increased income derived from insurance and reinsurance contracts.

Other operating expenses for the year ended December 31, 2012, amounted to €4,705 million, a 17.1% increase compared to the €4,019 million recorded for the year ended December 31, 2011 due primarily to higher contributions to deposit guarantee funds in the countries in which we operate and to increased provisions related to insurance and reinsurance contracts.

Administration costs

Administration costs comprise personnel expenses and general and administrative expenses and for the year ended December 31, 2012 were €9,396 million, an 8.8% increase from the €8,634 million recorded for the year ended December 31, 2011, due primarily to the investments made to implement our expansion and technological transformation plans and, to a lesser extent, to the acquisition of Unnim in the second half of 2012.

The table below provides a breakdown of personnel expenses for 2012 and 2011.

	Year Ended December 31,
	2012	2011	Change
	(In Millions of Euros)		(In %)
Wages and salaries	4,192	3,911	7.2
Social security costs	657	600	9.5
Transfers to internal pension provisions	54	51	5.9
Contributions to external pension funds	84	80	5.0
Other personnel expenses	480	411	16.8

Personnel expenses	5,467	5,053	8.2

Wages and salaries expenses increased from €3,911 million in 2011 to €4,192 million in 2012 mainly due to the acquisition of Unnim, in the second half of 2012 and, to a lesser extent, to the high inflation recorded in South America and the expansion plans carried out during 2012.

The table below provides a breakdown of general and administrative expenses for 2012 and 2011:

	Year Ended December 31,
	2012	2011	Change
	(In Millions of Euros)		(In %)
Technology and systems	735	639	15.0
Communications	311	275	13.1
Advertising	359	355	1.1
Property, fixtures and materials	873	808	8.0
Of which:
Rent expenses	495	457	8.3
Taxes other than income tax	417	345	20.9
Other expenses	1,234	1,159	6.5

General and administrative expenses	3,929	3,581	9.7

Technology and systems expenses increased from €639 million in 2011 to €735 million in 2012. In recent years, we have undertaken significant investments in global technology projects, particularly in the area of transformation and innovation. We started up a number of projects in 2012, including the implementation of the new BBVA Compass technological platform in all our branches in the United States. Progress has also been made in the Group’s multichannel distribution model.

Depreciation and amortization

Depreciation and amortization for the year ended December 31, 2012 amounted to €978 million a 20.7% increase compared to €810 million recorded for the year ended December 31, 2011, due primarily to the amortization of software and tangible assets for own use.

Provisions (net)

Provisions (net) for the year ended December 31, 2012 amounted to €641 million, a 27.4% increase compared to €503 million recorded for the year ended December 31, 2011, primarily to cover early retirement benefits, other allocations to pension funds and transfers to provisions for contingent liabilities.

Impairment losses on financial assets (net)

Impairment losses on financial assets (net) for the year ended December 31, 2012 amounted to €7,859 million, an 87.8% increase compared to the €4,185 million recorded for the year ended December 31, 2011. This increase is mainly due to the increase of provisions in connection with assets related to the real estate business in Spain to cover the additional impairment in the value of such assets owing to the worsening macroeconomic conditions in Spain. The Group’s non-performing assets ratio was 5.1% as of December 31, 2012, compared to 4.0% as of December 31, 2011.

Impairment losses on other assets (net)

Impairment losses on other assets (net) for the year ended December 31, 2012 amounted to €1,123 million, a 40.4% decrease compared to the €1,883 million recorded for the year ended December 31, 2011, when an impairment in goodwill of €1,444 million was registered. However, impairments losses on real estate inventories were higher in 2012 than in 2011, as a result of the continuing deterioration of the value of these assets.

Gains (losses) on derecognized assets not classified as non-current assets held for sale

Gains (losses) on derecognized assets not classified as non-current assets held for sale for the year ended December 31, 2012 amounted to a gain of €3 million, a 93.2% decrease compared to €44 million for the year ended December 31, 2011.

Negative goodwill

Negative goodwill for the year ended December 31, 2012 amounted to a gain of €376 million, compared with no gain for the year ended December 31, 2011. Negative goodwill for the year ended December 31, 2012 was derived from the acquisition of Unnim. See “Item 4. Information on the Company—History and Development of the Company—Capital Expenditures—2012—Acquisition of Unnim” in our 2012 Form 20-F and Note 20.1 to our Recast Consolidated Financial Statements for additional information.

Gains (losses) in non-current assets held for sale not classified as discontinued operations

Gains (losses) in non-current assets held for sale not classified as discontinued operations for the year ended December 31, 2012, amounted to a loss of €624 million, compared to a loss of €271 million for the year ended December 31, 2011. This increase was primarily due to the higher provisions made in connection with real estate foreclosed assets in Spain and sales of these assets which amounted to a loss of €83 million in 2012 compared to a gain of €127 million in 2011.

Operating profit before tax

As a result of the foregoing, operating profit before tax for the year ended December 31, 2012 was €1,582 million, a 53.4% decrease from the €3,398 million recorded for the year ended December 31, 2011.

Income tax

Income tax for the year ended December 31, 2012 was a benefit of €352 million, compared to an expense of €158 million recorded for the year ended December 31, 2011, due to lower operating profit before tax, the higher proportion of revenues with low or zero tax rates (primarily dividends and equity accounted earnings), the higher proportion of results coming from Latin America, which carry a lower effective tax rate, and the higher provisions made with respect to real estate assets.

Profit from continuing operations

As a result of the foregoing, profit from continuing operations for the year ended December 31, 2012 was €1,934 million, a 40.3% decrease from the €3,240 million recorded for the year ended December 31, 2011.

Profit from discontinued operations (net)

Profit from discontinued operations for the year ended December 31, 2012 was €393 million, a 60.4% increase from the €245 million recorded for the year ended December 31, 2011, due to increased activity in the insurance and pension business. See “Item 4. Information on the Company—History and Development of the Company—Capital Divestitures—2013” and “Item 5. Operating and Financial Review and Prospects—Operations Results—Factors Affecting the Comparability of our Results of Operations and Financial Condition—Divestment of the Pension Business in Latin America” in our 2012 Form 20-F.

Profit

As a result of the foregoing, profit for the year ended December 31, 2012 was €2,327 million, a 33.2% decrease from the €3,485 million recorded for the year ended December 31, 2011.

Profit attributed to parent company

Profit attributed to parent company for the year ended December 31, 2012 was €1,676 million, a 44.2% decrease from the €3,004 million recorded for the year ended December 31, 2011.

Profit attributed to non-controlling interests

Profit attributed to non-controlling interests for the year ended December 31, 2012 was €651 million, a 35.3% increase over the €481 million recorded for the year ended December 31, 2011, principally due to the positive performance of our Venezuelan and Peruvian operations where there are significant minority shareholders.

BBVA Group Results of Operations for 2011 Compared to 2010

The changes in the Group’s consolidated income statements for 2011 and 2010 were as follows:

	Year Ended December 31,
	2011	2010	Change
	(In Millions of Euros)		(In %)
Interest and similar income	23,229	21,130	9.9
Interest expense and similar charges	(10,505)	(7,814)	34.4

Net interest income	12,724	13,316	(4.4)

Dividend income	562	529	6.2
Share of profit or loss of entities accounted for using the equity method	787	331	137.8
Fee and commission income	4,874	4,864	0.2
Fee and commission expenses	(980)	(831)	17.9
Net gains (losses) on financial assets and liabilities	1,070	1,372	(22.0)
Net exchange differences	410	455	(9.9)
Other operating income	4,212	3,537	19.1
Other operating expenses	(4,019)	(3,240)	24.0
Administration costs	(8,634)	(8,007)	7.8
Personnel expenses	(5,053)	(4,698)	7.6
General and administrative expenses	(3,581)	(3,309)	8.2
Depreciation and amortization	(810)	(754)	7.4
Provisions (net)	(503)	(475)	5.9
Impairment losses on financial assets (net)	(4,185)	(4,718)	(11.3)
Impairment losses on other assets (net)	(1,883)	(489)	285.1
Gains (losses) on derecognized assets not classified as non-current assets held for sale	44	41	7.3
Negative goodwill	—	1	(100.0)
Gains (losses) in non-current assets held for sale not classified as discontinued operations	(271)	127	n.m. (1)

Operating profit before tax	3,398	6,059	(43.9)

Income tax	(158)	(1,345)	(88.3)

Profit from continuing operations	3,240	4,714	(31.3)

Profit from discontinued operations (net)	245	281	(12.8)

Profit	3,485	4,995	(30.2)

Profit attributed to parent company	3,004	4,606	(34.8)
Profit attributed to non-controlling interests	481	389	23.7

(1)	Not meaningful.

The changes in our consolidated income statements for 2011 and 2010 were as follows:

Net interest income

The following table summarizes the principal components of net interest income for 2011 compared to 2010.

	Year Ended December 31,
	2011	2010	Change
	(In Millions of Euros)		(In %)
Interest and similar income	23,229	21,130	9.9
Interest and similar expense	(10,505)	(7,814)	34.4

Net interest income	12,724	13,316	(4.4)

Net interest income decreased 4.4% to €12,724 million for the year ended December 31, 2011 from €13,316 million for year ended December 31, 2010, due mainly to the upturn in interest rates in the Eurozone in the 2011, which affected liability costs to a greater extent, and a faster impact, than the return on assets. The decrease in net interest income was also the result of the extremely complex environment in which it was produced, with restricted lending activity in Spain and more expensive wholesale funding due to the increased spread paid for Spain’s risk. The decrease in net interest income was modestly offset by the increased volume of business and sound price management in South America.

Dividend income

Dividend income increased 6.2% to €562 million for the year ended December 31, 2011 from €529 million for the year ended December 31, 2010, due primarily to dividends from Telefónica, S.A.

Share of profit or loss of entities accounted for using the equity method

Share of profit or loss of entities accounted for using the equity method increased to €787 million for the year ended December 31, 2011 from €331 million for the year ended December 31, 2010 due to the increased profit of CNCB and the profit of Garanti (in which we acquired a stake in March 2011).

Fee and commission income

The breakdown of fee and commission income for 2011 and 2010 is as follows:

	Year Ended December 31,
	2011	2010	Change
	(In Millions of Euros)		(In %)
Commitment fees	157	133	18.0
Contingent risks	302	282	7.1
Letters of credit	51	45	13.3
Bank and other guarantees	251	237	5.9
Arising from exchange of foreign currencies and banknotes	25	19	31.6
Collection and payment services income	2,560	2,500	2.4
Bills receivables	66	60	10.0
Current accounts	348	402	(13.4)
Credit and debit cards	1,518	1,384	9.7
Checks	228	263	(13.3)
Transfers and others payment orders	276	274	0.7

	Year Ended December 31,
	2011	2010	Change
	(In Millions of Euros)		(In %)
Rest	124	117	6.0
Securities services income	1,079	1,142	(5.5)
Securities underwriting	70	64	9.4
Securities dealing	192	181	6.1
Custody securities	329	357	(7.8)
Investment and pension funds	372	414	(10.1)
Rest assets management	116	126	(7.9)
Counseling on and management of one-off transactions	12	11	9.1
Financial and similar counseling services	56	60	(6.7)
Factoring transactions	33	29	13.8
Non-banking financial products sales	90	102	(11.8)
Other fees and commissions	560	586	(4.4)

Fee and commission income	4,874	4,864	0.2

Fee and commission income increased 0.2% to €4,874 million for the year ended December 31, 2011 from €4,864 million for the year ended December 31, 2010.

Fee and commission expenses

The breakdown of fee and commission expenses for 2011 and 2010 is as follows:

	Year Ended December 31,
	2011	2010	Change
	(In Millions of Euros)		(In %)
Brokerage fees on lending and deposit transactions	4	5	(20.0)
Fees and commissions assigned to third parties	682	571	19.4
Credit and debit cards	554	449	23.4
Transfers and others payment orders	31	27	14.8
Securities dealing	14	13	7.7
Rest	83	82	1.2
Other fees and commissions	294	255	15.3

Fee and commission expenses	980	831	17.9

Fee and commission expenses increased 17.9% to €980 million for the year ended December 31, 2011 from €831 million for the year ended December 31, 2010, primarily due to the increase in fees and commissions assigned to third party banking services, specifically credit and debit cards, and other fees and commissions.

Net gains (losses) on financial assets and liabilities and exchange differences

Net gains (losses) on financial assets and liabilities decreased by 22% to €1,070 million for the year ended December 31, 2011 from €1,372 million for the year ended December 31, 2010, primarily due to declines in the value of assets as a result of market prices evolution, reduced customer activity and the absence of earnings from portfolio sales.

Net exchange differences decreased 9.9% to €410 million for the year ended December 31, 2011 from €455 million for the year ended December 31, 2010. In the first half of 2011, the euro appreciated against the U.S. dollar due to the increasing spread between interest rates; however, in the second half of the year, the European debt crisis weakened the euro’s position. The combination of a stronger euro and the relative strength of emerging currencies against the U.S. dollar resulted in a generally unfavorable performance.

Other operating income and expenses

Other operating income amounted to €4,212 million for the year ended December 31, 2011, a 19.1% increase compared to €3,537 million for the year ended December 31, 2010, due primarily to increased income derived from insurance and reinsurance contracts.

Other operating expenses for the year ended December 31, 2011, amounted to €4,019 million, a 24.0% increase compared to the €3,240 million recorded for the year ended December 31, 2010 due primarily to higher contributions to deposit guarantee funds in the countries in which we operate and to increased provisions related to insurance and reinsurance contracts.

Administration costs

Administration costs comprise personnel expenses and general and administrative expenses and for the year ended December 31, 2011 were €8,634 million, an 7.8% increase from the €8,007 million recorded for the year ended December 31, 2010, due primarily to the Group’s growth and expansion plans. Progress continues to be made in developing customer products and segments in franchises operating in emerging countries and in extending banking penetration to take advantage of economic growth. In contrast, in developed markets, BBVA focuses on improving customer relations and distribution efficiency. Additionally, investment in technology, personnel and brand awareness continues in the Bank as a whole.

The table below provides a breakdown of personnel expenses for 2011 and 2010.

	Year Ended December 31,
	2011	2010	Change
	(In Millions of Euros)		(In %)
Wages and salaries	3,911	3,643	7.4
Social security costs	600	555	8.1
Transfers to internal pension provisions	51	37	37.8
Contributions to external pension funds	80	84	(4.8)
Other personnel expenses	411	379	8.4

Personnel expenses	5,053	4,698	7.6

The table below provides a breakdown of general and administrative expenses for 2011 and 2010.

	Year Ended December 31,
	2011	2010	Change
	(In Millions of Euros)		(In %)
Technology and systems	639	551	16.0
Communications	275	274	0.4
Advertising	355	336	5.7
Property, fixtures and materials	808	739	9.3
Of which:
Rent expenses	457	393	16.3
Taxes other than income tax	345	318	8.5
Other expenses	1,159	1,091	6.2

General and administrative expenses	3,581	3,309	8.2

Depreciation and amortization

Depreciation and amortization for the year ended December 31, 2011 amounted to €810 million a 7.4% increase compared to €754 million recorded for the year ended December 31, 2010, due primarily to the amortization of software and tangible assets for own use.

Provisions (net)

Provisions (net) for the year ended December 31, 2011 amounted to €503 million, a 5.9% increase compared to €475 million recorded for the year ended December 31, 2010, primarily to cover early retirement benefits, other allocations to pension funds and transfers to provisions for contingent liabilities.

Impairment losses on financial assets (net)

Impairment losses on financial assets (net) for the year ended December 31, 2011 amounted to €4,185 million, a 11.3% decrease compared to the €4,718 million recorded for the year ended December 31, 2010.

Impairment on financial assets (net) was negatively affected in 2009 and 2010 in Spain and in the United States by the significant increase in impaired loans, mainly as a result of the deterioration of the economic environment. Impairment losses on financial assets (net) for the year ended December 31, 2011, continued to be impacted in Spain, Portugal and, to a lesser extent, in the United States by the challenging economic environment. The Group’s non-performing assets ratio was 4.0% as of December 31, 2011, compared to 4.1% as of December 31, 2010.

Impairment losses on other assets (net)

Impairment losses on other assets (net) for the year ended December 31, 2011 amounted to €1,883 million, compared to the €489 million recorded for the year ended December 31, 2010. Impairment losses on other assets (net) for 2011 includes impairment losses relating to goodwill of €1,444 million in the United States and provisions made for real estate and foreclosed assets.

Gains (losses) on derecognized assets not classified as non-current assets held for sale

Gains (losses) on derecognized assets not classified as non-current assets held for sale for the year ended December 31, 2011 amounted to a gain of €44 million, a 7.3% increase over the €41 million gain recorded for the year ended December 31, 2010.

Gains (losses) in non-current assets held for sale not classified as discontinued operations

Gains (losses) in non-current assets held for sale not classified as discontinued operations for the year ended December 31, 2011, amounted to a loss of €271 million, compared to a gain of €127 million for the year ended December 31, 2010, mainly as a result of an increase in write-downs on real estate investments and a decrease in the profits on sales and lease back operations which amounted to €67 million in 2011 compared to €273 million in 2010.

Operating profit before tax

As a result of the foregoing, operating profit before tax for the year ended December 31, 2011 was €3,398 million, a 43.9% decrease from the €6,059 million recorded for the year ended December 31, 2010.

Income tax

Income tax for the year ended December 31, 2011 amounted to €158 million, an 88.3% decrease from the €1,345 million recorded for the year ended December 31, 2010, due to lower operating profit before tax, a decrease in tax expenses due to the amortization of certain goodwill arising from investments in foreign companies made prior to December 31, 2007, whose deductibility is contemplated in the European Union decision published on May 21, 2011, revenues with low or zero tax rates (basically dividends and equity accounted earnings), and the higher proportion of results coming from Latin America which carry a low effective tax rate.

Profit from continuing operations

As a result of the foregoing, profit from continuing operations for the year ended December 31, 2011 was €3,240 million, a 31.3% decrease from the €4,714 million recorded for the year ended December 31, 2010.

Profit from discontinued operations (net)

Profit from discontinued operations for the year ended December 31, 2011 was €245 million, a 12.8% decrease from the €281 million recorded for the year ended December 31, 2011.

Profit

As a result of the foregoing, profit for the year ended December 31, 2011 was €3,485 million, a 30.2% decrease from the €4,995 million recorded for the year ended December 31, 2010.

Profit attributed to parent company

Profit attributed to parent company for the year ended December 31, 2011 was €3,004 million, a 34.8% decrease from the €4,606 million recorded for the year ended December 31, 2010.

Profit attributed to non-controlling interests

Profit attributed to non-controlling interests for the year ended December 31, 2011 was €481 million, a 23.7% increase over the €389 million recorded for the year ended December 31, 2010, principally due to the performance of Venezuela.

Results of Operations by Operating Segment for 2012 Compared to 2011

SPAIN

	For the Year Ended December 31,
	2012	2011	Change
	(In Millions of Euros)		(In %)

Net interest income	4,748	4,248	11.8

Net fees and commissions	1,342	1,291	4.0
Net gains (losses) on financial assets and liabilities and net exchange differences	256	238	7.6
Other operating income and expenses	318	468	(32.0)

Administration costs	(2,788)	(2,737)	1.9
Depreciation and amortization	(99)	(101)	(1.3)
Impairment losses on financial assets (net)	(1,853)	(1,619)	14.4
Provisions (net) and other gains (losses)	(273)	(274)	(0.6)

Operating profit/ (loss) before tax	1,652	1,515	9.1

Income tax	(487)	(438)	11.3

Profit from continuing operations	1,165	1,077	8.2

Profit from discontinued operations (net)	—	—	n.m. (1)

Profit	1,165	1,077	8.2

Profit attributed to non-controlling interests	(3)	(2)	47.1

Profit attributed to parent company	1,162	1,075	8.1

(1)	Not meaningful.

Spain’s income statement for 2012 was adversely affected by the significant loan-loss provisions made to reflect the steady impairment of our real estate portfolios. The acquisition of Unnim in July 2012 had a non-material impact on the performance of this area.

Net interest income

Net interest income of this operating segment for 2012 was €4,748 million, a 11.8% increase compared to the €4,248 million recorded for 2011, due mainly to the reduction of the cost of deposits that more than offset the decrease in income from loans.

Net fees and commissions

Net fees and commissions of this operating segment amounted to €1,342 million for 2012, a 4.0% increase from the €1,291 million recorded for 2011, primarily due to an increase in securities services income.

Net gains (losses) on financial assets and liabilities and net exchange differences

Net gains (losses) on financial assets and liabilities and net exchange differences of this operating segment for 2012 was a gain of €256 million, a 7.6% increase compared to the €238 million gain recorded for 2011, mainly due to the higher net gains on financial assets which were partially offset by the negative effect of exchanges differences.

Other operating income and expenses (net)

Other operating income and expenses (net) of this operating segment for 2012 was a gain of €318 million, a 32% decrease from the €468 million gain recorded for 2011, primarily due to increased contributions to the Deposit Guarantee Fund.

Administration costs

Administration costs of this operating segment for 2012 were €2,788 million, a 1.9% increase from the €2,737 million recorded for 2011, primarily due to an increase in general and personnel expenses due to the acquisition of Unnim.

Impairment losses on financial assets (net)

Impairment losses on financial assets (net) of this operating segment for 2012 was €1,853 million, a 14.4% increase from the €1,619 million recorded for 2011 mainly due to the deterioration of economic conditions in Spain. This operating segment’s non-performing assets ratio increased to 4.05%, as of December 31, 2012, from 3.06% as for December 31, 2011, due to the increase in impaired loans which was partially offset by a decrease in loans and advances to customers.

Provisions (net) and other gains (losses)

Provisions (net) and other gains (losses) for 2012 was an expense of €273 million, a 0.6% decrease from the €274 million expense recorded in 2011.

Operating profit / (loss) before tax

As a result of the foregoing, the operating loss before tax of this operating segment for 2012 was €1,652 million, compared with operating profit before tax of €1,515 million recorded in 2011.

Income tax

Income tax of this operating segment for 2012 was €487 million, a 11.3% increase from the €438 million expense recorded in 2011.

Profit attributed to parent company

As a result of the foregoing, profit attributed to parent company of this operating segment for 2012 was a gain of €1,162 million, a 8.1% increase from the €1,075 million recorded in 2011.

REAL ESTATE ACTIVITY IN SPAIN

	For the Year Ended December 31,
	2012	2011	Change
	(In Millions of Euros)		(In %)

Net interest income	(20)	104	n.m.	(1)

Net fees and commissions	18	22	(17.4)
Net gains (losses) on financial assets and liabilities and net exchange differences	(29)	12	n.m.	(1)
Other operating income and expenses	(53)	(14)	294.5
Administration costs	(103)	(88)	16.8

Depreciation and amortization	(24)	(13)	83.2
Impairment losses on financial assets (net)	(3,799)	(481)	n.m.	(1)
Provisions (net) and other gains (losses)	(1,695)	(757)	123.8

Operating profit/ (loss) before tax	(5,705)	(1,216)	n.m.	(1)

Income tax	1,659	405	n.m.	(1)

Profit from continuing operations	(4,046)	(810)	n.m.	(1)

Profit from discontinued operations (net)	—	—	n.m.	(1)

Profit	(4,046)	(810)	n.m.	(1)

Profit attributed to non-controlling interests	3	2	45.6

Profit attributed to parent company	(4,044)	(809)	n.m.	(1)

(1)	Not meaningful.

Net interest income

Net interest income of this operating segment for 2012 was a expense of €20 million, compared to an income of €104 million recorded for 2011.

Net fees and commissions

Net fees and commissions of this operating segment amounted to €18 million for 2012, a 17.4% decrease from the €22 million recorded for 2011.

Net gains (losses) on financial assets and liabilities and net exchange differences

Net gains (losses) on financial assets and liabilities and net exchange differences of this operating segment for 2012 was a loss of €29 million compared with the €12 million gain recorded for 2011, mainly due to the losses on financial assets.

Other operating income and expenses (net)

Other operating income and expenses (net) of this operating segment for 2012 was a loss of €53 million, compared to the loss of €14 million recorded for 2011.

Administration costs

Administration costs of this operating segment for 2012 were €103 million, a 16.8% increase from the €88 million recorded for 2011.

Impairment losses on financial assets (net)

Impairment losses on financial assets (net) of this operating segment for 2012 was €3,799 million, compared to the €481 million recorded for 2011. This increase was mainly attributable to the impairment of assets related to the real estate sector as a result of the deterioration of economic conditions in Spain.

Provisions (net) and other gains (losses)

Provisions (net) and other gains (losses) for 2012 was an expense of €1,695 million, compared to the €757 million expense recorded in 2011, primarily due to an increase in provisions for foreclosed assets and real estate assets as a result of the deterioration of economic conditions in Spain.

Operating profit / (loss) before tax

As a result of the foregoing, the operating loss before tax of this operating segment for 2012 was €5,705 million, compared with operating loss before tax of €1,216 million recorded in 2011.

Income tax

Income tax of this operating segment for 2012 was a benefit of €1,659 million, compared to the €405 million benefit recorded in 2011, primarily as result of the increase in the operating loss before tax.

Profit attributed to parent company

As a result of the foregoing, profit attributed to parent company of this operating segment for 2012 was a loss of €4,044 million, compared to the €809 million recorded in 2011.

EURASIA

As described under “Explanatory Note”, in accordance with the new standard set forth by IFRS 11, Garanti and entities of the Garanti Group are from January 1, 2013 accounted for using the equity method in our consolidated financial information, whereas they were accounted for under the proportionate consolidation method prior to such date. In accordance with IFRS 8, the information for the Eurasia operating segment is presented under management criteria, pursuant to which Garanti’s information has been proportionally integrated based on our 25.01% interest in Garanti.

	For the Year Ended December 31,
	2012	2011	Change
	(In Millions of Euros)		(In %)

Net interest income	851	806	5.5

Net fees and commissions	451	391	15.4
Net gains (losses) on financial assets and liabilities and net exchange differences	131	114	14.9
Other operating income and expenses	781	655	19.2
Administration costs	(724)	(602)	20.3
Depreciation and amortization	(54)	(44)	23.7
Impairment losses on financial assets (net)	(328)	(111)	195.5
Provisions (net) and other gains (losses)	(49)	13	n.m. (1)

Operating profit/ (loss) before tax	1,058	1,222	(13.4)

Income tax	(105)	(159)	(34.2)

Profit from continuing operations	953	1,062	(10.3)

Profit from discontinued operations (net)	—	—	n.m. (1)

Profit	953	1,062	(10.3)

Profit attributed to non-controlling interests	—	—	n.m. (1)

Profit attributed to parent company	953	1,062	(10.3)

(1)	Not meaningful.

Net interest income

Net interest income of this operating segment for 2012 was €851 million, a 5.5% increase compared to the €806 million recorded for 2011 primarily due to increased net interest income from Garanti.

Net fees and commissions

Net fees and commissions of this operating segment amounted to €451 million for 2012, a 15.4% increase from the €391 million recorded for 2011 primarily due to increased net fees and commissions from Garanti.

Net gains (losses) on financial assets and liabilities and net exchange differences

Net gains and financial assets and liabilities and exchange differences of this operating segment for 2012 was €131 million, a 14.9% increase compared with the €114 million recorded for 2011, primarily due to the positive impact of exchange rates.

Other operating income and expenses (net)

Other operating income and expenses (net) of this operating segment for 2012 was a gain of €781 million, a 19.2% increase from the €655 million gain recorded for 2011, primarily due to the growing contribution of CNCB.

Administration costs

Administration costs of this operating segment for 2012 were €724 million, a 20.3% increase over the €602 million recorded for 2011, primarily due to the Garanti.

Impairment losses on financial assets (net)

Impairment losses on financial assets (net) of this operating segment for 2012 was €328 million, a 195.5% increase from the €111 million recorded for 2011 due to the loan-loss provisions made in Portugal due to the ongoing deterioration of the economic situation. The operating segment’s non-performing assets ratio increased to 2.77% as of December 31, 2012 from 1.49% as of December 31, 2011.

Operating profit / (loss) before tax

As a result of the foregoing, operating profit before tax of this operating segment for 2012 was €1,058 million, a 13.4% decrease from the €1,222 million recorded in 2011.

Income tax

Income tax of this operating segment for 2012 was €105 million, a 34.2% decrease from the €159 million recorded in 2011, primarily as result of the decrease in operating profit before tax.

Profit attributed to parent company

As a result of the foregoing, profit attributed to parent company of this operating segment for 2012 was €953 million, a 10.3% decrease from the €1,062 million recorded in 2011.

MEXICO

	For the Year Ended December 31,
	2012	2011	Change
	(In Millions of Euros)		(In %)

Net interest income	4,178	3,782	10.5

Net fees and commissions	1,073	1,015	5.7
Net gains (losses) on financial assets and liabilities and net exchange differences	219	296	(26.2)
Other operating income and expenses	286	229	25.0
Administration costs	(2,033)	(1,826)	11.3
Depreciation and amortization	(133)	(105)	27.0
Impairment losses on financial assets (net)	(1,320)	(1,180)	11.9
Provisions (net) and other gains (losses)	(41)	(59)	(30.4)

Operating profit/ (loss) before tax	2,229	2,153	3.5

Income tax	(539)	(514)	4.9

Profit from continuing operations	1,690	1,639	3.1

Profit from discontinued operations (net)	—	—	n.m. (1)

Profit	1,690	1,639	3.1

Profit attributed to non-controlling interests	(1)	(1)	(16.1)

Profit attributed to parent company	1,689	1,638	3.1

(1)	Not meaningful.

As discussed under “Item 5. Operating and Financial Review and Prospects—Operating Results—Factors Affecting the Comparability of our Results of Operations and Financial Condition,” in our 2012 Form 20-F, in 2012 the Mexican peso appreciated against the euro on average terms, resulting in a positive exchange rate effect on our income statement for 2012.

In the second half of 2012, we signed an agreement for the sale of our pension business in Mexico. The earnings from this activity have therefore been classified under discontinued operations in the income statement for 2012 and also for 2011, for comparison purposes.

Net interest income

Net interest income of this operating segment for 2012 was €4,178 million, a 10.5% increase from the €3,782 million recorded for 2011, due primarily to increased business activity, with greater volumes of lending and customer funds, and sound price management, which effects were partially offset by the impact of lower interest rates throughout the year.

Net fees and commissions

Net fees and commissions of this operating segment amounted to €1,073 million for 2012, a 5.7% increase from the €1,015 million recorded for 2011, due to increased transactions by customers with credit cards and the higher volume of assets under management of mutual funds.

Net gains (losses) on financial assets and liabilities and net exchange differences

Net gains on financial assets and liabilities and exchange differences of this operating segment for 2012 amounted to €219 million, a 26.2% decrease from the €296 million for 2011, primarily due to lower brokerage revenues.

Other operating income and expenses (net)

Other operating income and expenses (net) of this operating segment for 2012, was a gain €286 million, a 25.0% increase from the €229 million gain recorded for 2011, principally due to growth in the insurance business.

Administration costs

Administration costs of this operating segment for 2012 amounted to €2,033 million, an 11.3% increase from the €1,826 million recorded for 2011, primarily due to the investment in technology and infrastructure. The number of ATMs grew over the year to 7,733 units, while the POS terminals increased by 9,176 units.

Impairment losses on financial assets (net)

Impairment losses on financial assets (net) of this operating segment for 2012 was €1,320 million, an 11.9% increase from the €1,180 million recorded for 2011, in line with the activity increase in the area. The operating segment’s non-performing assets ratio increased to 3.8% as of December 31, 2012 from 3.7% as of December 31, 2011.

Operating profit / (loss) before tax

As a result of the foregoing, operating profit before tax of this operating segment for 2012 was €2,229 million, a 3.5% increase from the €2,153 million recorded for 2011.

Income tax

Income tax of this operating segment for 2012 was €539 million, a 4.9% increase from the €514 million recorded for 2011.

Profit from continuing operations

Profit from continuing operations of this operating segment for 2012 was €1,690 million, a 3.1% increase from the €1,639 million recorded for 2011.

Profit attributed to parent company

As a result of the foregoing, profit attributed to parent company of this operating segment for 2012 was €1,689 million, a 3.1% increase from the €1,638 million recorded for 2011.

SOUTH AMERICA

	For the Year Ended December 31,
	2012	2011	Change
	(In Millions of Euros)		(In %)

Net interest income	4,288	3,159	35.7

Net fees and commissions	913	722	26.4
Net gains (losses) on financial assets and liabilities and net exchange differences	443	485	(8.6)
Other operating income and expenses	(284)	(267)	6.4
Administration costs	(2,120)	(1,732)	22.4
Depreciation and amortization	(173)	(152)	14.3
Impairment losses on financial assets (net)	(593)	(449)	32.1
Provisions (net) and other gains (losses)	(202)	(89)	127.7

Operating profit/ (loss) before tax	2,271	1,677	35.4

Income tax	(494)	(346)	43.0

Profit from continuing operations	1,777	1,332	33.4

Profit from discontinued operations (net)	—	—	n.m.	(1)

Profit	1,777	1,332	33.4

Profit attributed to non-controlling interests	(578)	(434)	33.4

Profit attributed to parent company	1,199	898	33.5

(1)	Not meaningful.

As discussed under “Item 5. Operating and Financial Review and Prospects—Operating Results—Factors Affecting the Comparability of our Results of Operations and Financial Condition” in our 2012 Form 20-F, the average exchange rates of the currencies of the countries in which we operate in South America, except for the Argentine peso, against the euro, increased in 2012, resulting in a positive impact on the results of operations of the South America operating segment expressed in euro.

During the second half of 2012 we embarked on various negotiations for the sale of our pension business in South America and, in late 2012, we entered into an agreement for the sale of our stake in the Colombian company BBVA Horizonte Sociedad Administradora de Fondos de Pensiones y Cesantías S.A. The earnings from our pension business in South America have been classified as discontinued operations in the income statement for 2012 and 2011 (for comparison purposes).

Net interest income

Net interest income of this operating segment for 2012 was €4,288 million, a 35.7% increase from the €3,159 million recorded in 2011, mainly due to the increase in volume of customer loans and deposits during the period, combined with sound price management.

Net fees and commissions

Net fees and commissions of this operating segment amounted to €913 million in 2012, a 26.4% increase from the €722 million recorded in 2011, primarily due to the increasing pace of business in most of the countries throughout the region.

Net gains (losses) on financial assets and liabilities and net exchange differences

Net gains on financial assets and liabilities and exchange differences of this operating segment in 2012 were €443 million, an 8.6% decrease from the €485 million recorded in 2011. Net gains on financial assets and liabilities and exchange differences of this operating segment in 2011 were positively affected by the revaluation of the U.S. dollar positions of BBVA Provincial in Venezuela, and no similar revaluation was recorded in 2012.

Other operating income and expenses (net)

Other operating income and expenses (net) of this operating segment for 2012, was a loss of €284 million, a 6.4% increase from the loss of €267 million recorded for 2011, principally due to the impact of Venezuela as a hyperinflationary economy since 2009 and the greater contribution made to the deposit guarantee funds in the countries in which we operate.

Administration costs

Administration costs of this operating segment in 2012 were €2,120 million, a 22.4% increase from the €1,732 million recorded in 2011, primarily due to the implementation of growth plans and the higher inflation recorded in the area.

Impairment losses on financial assets (net)

Impairment losses on financial assets (net) of this operating segment in 2012 was €593 million, 32.1% increase from the €449 million recorded in 2011, primarily due to the growth of loans and advances to customers. The operating segment’s non-performing assets ratio was 2.1% as of December 31, 2012, compared with 2.2% as of December 31, 2011.

Operating profit / (loss) before tax

As a result of the foregoing, operating profit before tax of this operating segment in 2012 amounted to €2,271 million, a 35.4% increase compared to the €1,677 million recorded in 2011.

Income tax

Income tax of this operating segment in 2012 was €494 million, a 43% increase from the €346 million recorded in 2011.

Profit from continuing operations

Profit from continuing operations of this operating segment for 2012 was €1,777 million, a 33.4% increase from the €1,332 million recorded for 2011.

Profit attributed to parent company

Profit attributed to parent company of this operating segment in 2012 was €1,199 million, a 33.5% increase from the €898 million recorded in 2011.

UNITED STATES

	For the Year Ended December 31,
	2012	2011	Change
	(In Millions of Euros)		(In %)

Net interest income	1,551	1,518	2.2

Net fees and commissions	581	611	(4.9)
Net gains (losses) on financial assets and liabilities and net exchange differences	153	132	15.2
Other operating income and expenses	(41)	(79)	(48.0)
Administration costs	(1,321)	(1,253)	5.4
Depreciation and amortization	(185)	(166)	11.1
Impairment losses on financial assets (net)	(72)	(320)	(77.5)
Provisions (net) and other gains (losses)	(46)	(1,496)	(96.9)

Operating profit/ (loss) before tax	619	(1,053)	n.m.	(1)

Income tax	(177)	340	n.m.	(1)

Profit from continuing operations	442	(713)	n.m.	(1)

Profit from discontinued operations (net)	—	—	n.m.	(1)

Profit	442	(713)	n.m.	(1)

Profit attributed to non-controlling interests	—	—	n.m.	(1)

Profit attributed to parent company	442	(713)	n.m.	(1)

(1)	Not meaningful.

As discussed under “Item 5. Operating and Financial Review and Prospects—Operating Results—Factors Affecting the Comparability of our Results of Operations and Financial Condition” in our 2012 Form 20-F, in 2012 the U.S. dollar appreciated against the euro on average terms, resulting in a positive exchange rate effect on our income statement in 2012.

Net interest income

Net interest income of this operating segment for 2012 was €1,551 million, a 2.2% increase from the €1,518 million recorded in 2011, primarily as a result of the appreciation of the U.S. dollar.

Net fees and commissions

Net fees and commissions of this operating segment in 2012 were €581 million, a 4.9% decrease from the €611 million recorded in 2011, due primarily to the coming into force of restrictive regulations on fees and commissions. This negative effect was partially offset by the positive performance of service fees from new residential mortgages.

Net gains (losses) on financial assets and liabilities and net exchange differences

Net gains (losses) on financial assets and liabilities and net exchange differences of this operating segment in 2012 were €153 million, a 15.2% increase from the €132 million recorded in 2011, mainly due to the appreciation of the U.S. dollar.

Other operating income and expenses (net)

Other operating income and expenses (net) of this operating segment in 2012 were an expense of €41 million, compared to an expense of €79 million recorded in 2011 mainly due to lower contributions to the Federal Deposit Insurance Corporation (FDIC).

Administration costs

Administration costs of this operating segment in 2012 were €1,321 million, a 5.4% increase from the €1,253 million recorded in 2011.

Depreciation and amortization

Depreciation and amortization of this operating segment for 2012 was €185 million, a 11.1% increase from €166 million in 2011.

Impairment losses on financial assets (net)

Impairment losses on financial assets (net) of this operating segment for 2012 was €72 million, a 77.5% decrease from the €320 million recorded for 2011, primarily due to the improvement in the loan-book mix. The non-performing assets ratio of this operating segment as of December 31, 2012 decreased to 2.4% from 3.5% as of December 31, 2011.

Provisions (net) and other gains (losses)

Provisions (net) and other gains (losses) for 2012 reflected losses of €46 million, compared to the €1,496 million losses recorded for 2011. Provisions (net) and other gains (losses) for 2011 were mainly related to impairment losses for goodwill (totaling €1,444 million). This goodwill adjustment was of an accounting nature and did not have any negative impact on the liquidity or capital adequacy of either the operating segment or the Group.

Operating profit / (loss) before tax

As a result of the foregoing, the operating profit before tax of this operating segment for 2012 was a gain of €619 million, compared to a loss of €1,053 million recorded in 2011.

Income tax

Income tax of this operating segment for 2012 was a loss of €177 million, compared to a gain of €340 million recorded in 2011.

Profit attributed to parent company

Profit attributed to parent company of this operating segment for 2012 was a gain of €443 million, compared to a loss of €713 million recorded in 2011.

CORPORATE CENTER

	For the Year Ended December 31,
	2012	2011	Change
	(In Millions of Euros)		(In %)

Net interest income	(473)	(465)	1.7

Net fees and commissions	(25)	(21)	19.0
Net gains (losses) on financial assets and liabilities and net exchange differences	594	204	191.7
Other operating income and expenses	192	371	(48.2)
Administration costs	(679)	(659)	3.0
Depreciation and amortization	(350)	(259)	35.2
Impairment losses on financial assets (net)	(15)	(66)	(76.7)
Provisions (net) and other gains (losses)	291	44	n.m. (1)

Operating profit/ (loss) before tax	(465)	(852)	(45.4)

Income tax	418	505	(17.1)

Profit from continuing operations	(47)	(347)	(86.5)

Profit from discontinued operations (net)	393	246	n.m. (1)

Profit	346	(102)	n.m. (1)

Profit attributed to non-controlling interests	(72)	(47)	53.5

Profit attributed to parent company	273	(149)	n.m. (1)

(1)	Not meaningful.

Net interest income

Net interest income of this operating segment for 2012 was an expense of €473 million compared to an expense of €465 million recorded in 2011. Net interest income has been negatively affected by the rising cost of wholesale finance resulting from the instability in the Euro zone area.

Net fees and commissions

Net fees and commissions of this operating segment amounted to an expense of €25 million for 2012, a 19% increase from the €21 million expense recorded for 2011.

Net gains (losses) on financial assets and liabilities and net exchange differences

Net gains (losses) on financial assets and liabilities and net exchange differences of this operating segment for 2012 were a gain of €594 million, a 191.7% increase from the €204 million gain recorded in 2011, primarily as a result of the capital gains derived from the repurchase of securitization bonds and subordinated debt carried out in 2012.

Other operating income and expenses (net)

Other operating income and expenses (net) of this operating segment for 2012 was a gain of €192 million, a 48.2% decrease from the €371 million gain recorded in 2011. Other operating income and expenses (net) of this operating segment for both years was primarily composed of Telefónica, S.A.’s dividends, which decreased from €1.52 per share in 2011 to €0.53 per share in 2012.

Administration costs

Administration costs of this operating segment for 2012 were €679 million, a 3% increase from the €659 million recorded in 2011, primarily due to the increase in costs associated with certain investments that are currently being undertaken including for the upgrading of systems, infrastructure and image and brand identity.

Depreciation and amortization

Depreciation and amortization of this operating segment for 2012 was €350 million, a 35.2% increase from the €259 million recorded in 2011, primarily due to charges related to corporate offices and software amortization.

Impairment losses on financial assets (net)

Impairment losses on financial assets (net) of this operating segment for 2012 was a loss of €15 million compared with a loss of €66 million recorded for 2011.

Provisions (net) and other gains (losses)

Provisions (net) and other gains (losses) for 2012 was a gain of €291 million, compared to the €44 million gain recorded in 2011.

Operating profit / (loss) before tax

As a result of the foregoing, operating loss before tax of this operating segment for 2012 was a loss of €465 million, compared to a loss of €852 million in 2011.

Income tax

Income tax of this operating segment for 2012 was €418 million, a 17.1% decrease from the €505 million recorded for 2011.

Profit from discontinued operations (net)

As discussed above, the earnings from our pension business in South America and Mexico have been classified as discontinued operations in the income statement for 2012 and 2011 (for comparison purposes). Profit from discontinued operations (net) of this operating segment for 2012 was €393 million, compared to the €246 million recorded for 2011.

Profit attributed to parent company

Profit attributed to parent company of this operating segment for 2012 was a gain of €273 million, compared to a loss of €149 million in 2011.

RECONCILIATION BETWEEN OPERATING SEGMENTS AND GROUP’S INCOME STATEMENT

The below table reconciles the income statement of our various operating segments to the consolidated income statement of the Group. The “Adjustments” column consists of amounts included in the Eurasia segment from the proportionate consolidation of Garanti and entities of the Garanti group which must be backed out for purposes of our consolidated financial information given that in accordance with IFRS 11 we are required to account for Garanti and the entities of the Garanti group using the equity method from January 1, 2013.

	For the Year Ended December 31, 2012
	Banking activities in Spain	Real estate in Spain	Eurasia	Mexico	United States	South America	Corporate center	Total	Adjustments	Group Income
	(In Millions of Euros)
Net interest income	4,748	(20)	851	4,178	1,551	4,288	(473)	15,122	(648)	14,474

Net fees and commissions	1,342	18	451	1,073	581	913	(25)	4,353	(197)	4,156
Net gains (losses) on financial assets and liabilities and net exchange differences	256	(29)	131	219	153	443	594	1,767	(62)	1,705
Other operating income and expenses (*)	318	(53)	781	286	(41)	(284)	192	1,199	290	1,489
Administration costs	(2,788)	(103)	(724)	(2,033)	(1,321)	(2,120)	(679)	(9,768)	372	(9,396)
Depreciation and amortization	(99)	(24)	(54)	(133)	(185)	(173)	(350)	(1,018)	(601)	(1,619)
Impairment losses on financial assets (net)	(1,853)	(3,799)	(328)	(1,320)	(72)	(593)	(15)	(7,980)	121	(7,859)
Provisions (net) and other gains (losses)	(273)	(1,695)	(49)	(41)	(46)	(202)	291	(2,016)	648	(1,368)

Operating profit/ (loss) before tax	1,652	(5,705)	1,058	2,229	619	2,271	(465)	1,659	(77)	1,582

Income tax	(487)	1,659	(105)	(539)	(177)	(494)	418	276	76	352

Profit from continuing operations	1,165	(4,046)	953	1,690	442	1,777	(47)	1,934	—	1,934

Profit from discontinued operations (net)	—	—	—	—	—	—	393	393	—	393

Profit	1,165	(4,046)	953	1,690	442	1,777	346	2,327	—	2,327

Profit attributed to non-controlling interests	(3)	3	—	(1)	—	(578)	(72)	(651)	—	(651)

Profit attributed to parent company	1,162	(4,044)	953	1,689	443	1,199	273	1,676	—	1,676

(*)	Includes share of profit or loss of entities accounted for using the equity method.

B.	Liquidity and Capital Resources

Liquidity risk management and controls are explained in Note 7.3 to the Recast Consolidated Financial Statements. In addition, information on outstanding contractual maturities of assets and liabilities is provided in Note 7.5 to the Recast Consolidated Financial Statements. For information concerning our short-term borrowing, see “Item 4. Information on the Company—Selected Statistical Information—LIABILITIES—Short-term Borrowings”.

Liquidity and finance management of the BBVA Group’s balance sheet seeks to fund the growth of the banking business at suitable maturities and costs, using a wide range of instruments that provide access to a large number of alternative sources of finance.

A core principle in the BBVA Group’s liquidity and finance management is the financial independence of its banking subsidiaries. This aims to ensure that the cost of liquidity is correctly reflected in price formation. Accordingly, we maintain a liquidity pool at an individual entity level at each of Banco Bilbao Vizcaya Argentaria, S.A. and our banking subsidiaries, including BBVA Compass, BBVA Bancomer and our Latin American subsidiaries. The only exception to this principle is Banco Bilbao Vizcaya Argentaria (Portugal), S.A., which is funded by Banco Bilbao Vizcaya Argentaria, S.A. Banco Bilbao Vizcaya Argentaria (Portugal), S.A. represented 0.94% of our total consolidated assets and 0.54% of our total consolidated liabilities, as of December 31, 2012.

Our principal source of funds is our customer deposit base, which consists primarily of demand, savings and time deposits. In addition to relying on our customer deposits, we also access the interbank market (overnight and time deposits) and domestic and international capital markets for our additional liquidity requirements. To access the capital markets, we have in place a series of domestic and international programs for the issuance of commercial paper and medium- and long-term debt. We also generally maintain a diversified liquidity pool of liquid assets and securitized assets at an individual entity level (except with respect to Banco Bilbao Vizcaya Argentaria (Portugal), S.A.). Another source of liquidity is our generation of cash flow from our operations. Finally, we supplement our funding requirements with borrowings from the Bank of Spain and from the European Central Bank (“ECB”) or the respective central banks of the countries where our subsidiaries are located. See Note 9 to the Recast Consolidated Financial Statements for information on our borrowings from central banks.

The table below shows the types and amounts of securities included within the liquidity pool of Banco Bilbao Vizcaya Argentaria, S.A. and Banco Bilbao Vizcaya Argentaria (Portugal), S.A. and each of our significant subsidiaries as of December 31, 2012:

	BBVA Eurozone (1)	BBVA Bancomer	BBVA Compass	Others
	(In Millions of Euros)
Cash and balances with central banks	10,106	5,950	4,310	6,133
Assets for credit operations with central banks	33,086	6,918	10,215	7,708
Central governments issues	25,148	3,865	—	7,275
Of Which: Spanish government securities	21,729	—	—	—
Other issues	7,939	3,053	3,627	432
Loans	—	—	6,587	—
Other non-eligible liquid assets	3,975	460	198	765

Accumulated available balance	47,167	13,328	14,723	14,606

(1)	Includes Banco Bilbao Vizcaya Argentaria, S.A. and Banco Bilbao Vizcaya Argentaria (Portugal), S.A.

The following table shows the balances as of December 31, 2012, 2011 and 2010 of our principal sources of funds (including accrued interest, hedge transactions and issue expenses):

	As of December 31,
	2012	2011	2010
	(In Millions of Euros)
Deposits from central banks	46,475	32,877	11,010
Deposits from credit institutions	55,675	56,601	57,170
Customer deposits	282,795	272,402	275,789
Debt certificates	86,255	81,124	85,179
Subordinated liabilities	11,815	15,303	17,420
Other financial liabilities	7,590	7,410	6,596

Total	490,605	465,717	453,164

Customer deposits

Customer deposits amounted to €282,795 million as of December 31, 2012, compared to €272,402 million as of December 31, 2011 and €275,789 million as of December 31, 2010. The increase from December 31, 2011 to December 31, 2012 was primarily caused by an increase in fixed-term deposits in the domestic sector.

Our customer deposits, excluding assets sold under repurchase agreements, amounted to €253,746 million as of December 31, 2012 compared to €228,423 million as of December 31, 2011 and €234,302 million as of December 31, 2010.

Amounts due to credit institutions

Amounts due to credit institutions, including central banks, amounted to €102,150 million as of December 31, 2012, compared to €89,478 million as of December 31, 2011 and €68,180 million as of December 31, 2010. The increase as of December 31, 2012 compared to December 31, 2011, was related to increased deposits from central banks, mainly from the ECB long-term financing.

	As of December 31,
	2012	2011	2010
Deposits from Credit Institutions	55,675	56,601	57,170
Deposits from Central Banks	46,475	32,877	11,010

Total Deposits from Credit Institutions	102,150	89,478	68,180

Capital markets

We have continued making debt issuances in the domestic and international capital markets in order to finance our activities and as of December 31, 2012 we had €86,255 million of senior debt outstanding, comprising €75,099 million in bonds and debentures and €11,156 million in promissory notes and other securities, compared to €81,124 million, €73,633 million and €7,491 million outstanding as of December 31, 2011, respectively (€85,179 million, €71,964 million and €13,215 million outstanding, respectively, as of December 31, 2010). See Note 23.3 to the Recast Consolidated Financial Statements.

In addition, we had a total of €9,259 million in subordinated debt and €1,847 million in preferred securities outstanding as of December 31, 2012, compared to €12,668 million and €1,760 million outstanding as of December 31, 2011, respectively.

The breakdown of the outstanding subordinated debt and preferred securities by entity issuer, maturity, interest rate and currency is disclosed in Appendix VI of the Recast Consolidated Financial Statements.

The following is a breakdown as of December 31, 2012 of the maturities of our debt certificates (including bonds) and subordinated liabilities, disregarding any valuation adjustments and accrued interest:

	Demand	Up to 1 Month	1 to 3 Months	3 to 12 Months	1 to 5 Years	Over 5 Years	Total *
	(In Millions of Euros)
Debt certificates (including bonds)	—	6,065	4,115	17,991	38,966	14,787	81,924
Subordinated liabilities	—	50	—	724	3,242	7,090	11,106

Total	—	6,115	4,115	18,715	42,208	21,876	93,029

(*)	Regulatory equity instruments have been classified according to their contractual maturity

Generation of Cash Flow

We operate in Spain, Mexico, the United States and over 30 other countries, mainly in Europe, Latin America, and Asia. Our banking subsidiaries around the world, including BBVA Compass, are subject to supervision and regulation by a variety of regulatory bodies relating to, among other things, the satisfaction of minimum capital requirements. The obligation to satisfy such capital requirements may affect the ability of our banking subsidiaries, including BBVA Compass, to transfer funds to us in the form of cash dividends, loans or advances. In addition, under the laws of the various jurisdictions where our subsidiaries, including BBVA Compass, are incorporated, dividends may only be paid out of funds legally available therefor. For example, BBVA Compass is incorporated in Alabama and under Alabama law it is not able to pay any dividends without the prior approval of the Superintendent of Banking of Alabama if the dividend would exceed the total net earnings for the year combined with the bank’s retained net earnings of the preceding two years.

Even where minimum capital requirements are met and funds are legally available therefore, the relevant regulator could advise against the transfer of funds to us in the form of cash dividends, loans or advances, for prudence reasons or otherwise.

There is no assurance that in the future other similar restrictions will not be adopted or that, if adopted, they will not negatively affect our liquidity. The geographic diversification of our businesses, however, could help to limit the effect on the Group any restrictions that could be adopted in any given country.

We believe that our working capital is sufficient for our present requirements and to pursue our planned business strategies.

See Note 53 of the Recast Consolidated Financial Statements for additional information on our Consolidated Statements of Cash Flows.

C.	Research and Development, Patents and Licenses, etc.

There are no changes derived from the recast described in the introductory explanatory note.

D.	Trend Information

There are no changes derived from the recast described in the introductory explanatory note.

E.	Off-Balance Sheet Arrangements

In addition to loans, we had outstanding the following contingent liabilities and commitments at the dates indicated:

	As of December 31,
	2012	2011	2010
	(In Millions of Euros)
Contingent Risks
Rediscounts, endorsements and acceptances	36	35	49
Collateral, bank guarantees and indemnities	29,976	29,532	28,092
Letters of credit and others	7,007	8,062	8,300
Total Contingent Risks	37,019	37,629	36,441

Contingent Liabilities
Balances drawable by third parties:
Credit institutions	1,946	2,417	2,303
Government and other government agency	1,360	3,143	4,135
Other resident sectors	21,982	24,119	27,201
Non-resident sector	58,231	56,696	53,151
Total balances drawable by third parties	83,519	86,375	86,790
Other contingent liabilities	6,623	4,313	3,784
Total Contingent liabilities	90,142	90,688	90,574

Total Contingent Risks and Contingent Liabilities	127,161	128,317	127,015

In addition to the contingent liabilities and commitments described above, the following table provides information regarding off-balance sheet funds managed by us as of December 31, 2012, 2011 and 2010:

	As of December 31,
	2012	2011	2010
	(In Millions of Euros)
Mutual funds	40,118	43,134	41,006
Pension funds	84,500	73,783	72,598
Customer portfolios	28,138	26,349	25,435

Total	152,756	143,266	139,039

See Note 38 to the Recast Consolidated Financial Statements for additional information with respect to our off-balance sheet arrangements.

F.	Tabular Disclosure of Contractual Obligations

Our consolidated contractual obligations as of December 31, 2012 based on when they are due, were as follows:

	Less Than One Year	One to Three Years	Three to Five Years	Over Five Years	Total
	(In Millions of Euros)

Senior debt	28,171	35,428	3,537	14,787	81,924
Subordinated debt	775	2,027	1,215	7,090	11,106
Deposits from customers	246,858	22,766	3,812	8,251	281,687
Capital lease obligations	—	—	—	—	—
Operating lease obligations	120	134	—	—	254
Purchase obligations	36	—	—	—	36

Post-employment benefits (1)	861	1,524	1,293	2,217	5,895
Insurance commitments	1,403	1,268	924	5,437	9,032

Total (2)	278,224	63,148	10,781	37,781	389,934

(1)	Represents the Group’s estimated aggregate amounts for pension commitments in defined-benefit plans and other post-employment commitments (such as early retirement and welfare benefits) for the next ten years, based on certain actuarial assumptions. Post-employment benefits are detailed in Note 26.2 to the Recast Consolidated Financial Statements.
(2)	Interest to be paid is not included. The majority of the senior and subordinated debt was issued at variable rates. The financial cost of such issuances for 2012, 2011 and 2010 is detailed in Note 39.2 to the Recast Consolidated Financial Statements.

ITEM 6.	DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES

There are no changes derived from the recast described in the introductory explanatory note.

ITEM 7.	MAJOR SHAREHOLDERS AND RELATED PARTY TRANSACTIONS

There are no changes derived from the recast described in the introductory explanatory note.

ITEM 8.	FINANCIAL INFORMATION

There are no changes derived from the recast described in the introductory explanatory note.

ITEM 9.	THE OFFER AND LISTING

There are no changes derived from the recast described in the introductory explanatory note.

ITEM 10.	ADDITIONAL INFORMATION

There are no changes derived from the recast described in the introductory explanatory note.

ITEM 11.	QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK

The changes derived from the recast described in the introductory explanatory note are immaterial. Please see Note 7 to the Recast Consolidated Financial Statements.

ITEM 12.	DESCRIPTION OF SECURITIES OTHER THAN EQUITY SECURITIES

There are no changes derived from the recast described in the introductory explanatory note.

PART II

ITEM 13.	DEFAULTS, DIVIDEND ARREARAGES AND DELINQUENCIES

There are no changes derived from the recast described in the introductory explanatory note.

ITEM 14.	MATERIAL MODIFICATIONS TO THE RIGHTS OF SECURITY HOLDERS AND USE OF PROCEEDS

There are no changes derived from the recast described in the introductory explanatory note.

ITEM 15.	CONTROLS AND PROCEDURES

There are no changes derived from the recast described in the introductory explanatory note.

ITEM 16.	[RESERVED]

There are no changes derived from the recast described in the introductory explanatory note.

ITEM 16A.	AUDIT COMMITTEE FINANCIAL EXPERT

There are no changes derived from the recast described in the introductory explanatory note.

ITEM 16B.	CODE OF ETHICS

There are no changes derived from the recast described in the introductory explanatory note.

ITEM 16C.	PRINCIPAL ACCOUNTANT FEES AND SERVICES

There are no changes derived from the recast described in the introductory explanatory note.

ITEM 16D.	EXEMPTIONS FROM THE LISTING STANDARDS FOR AUDIT COMMITTEES

There are no changes derived from the recast described in the introductory explanatory note.

ITEM 16E.	PURCHASES OF EQUITY SECURITIES BY THE ISSUER AND AFFILIATED PURCHASERS

There are no changes derived from the recast described in the introductory explanatory note.

ITEM 16F.	CHANGE IN REGISTRANT’S CERTIFYING ACCOUNTANT

There are no changes derived from the recast described in the introductory explanatory note.

ITEM 16G.	CORPORATE GOVERNANCE

There are no changes derived from the recast described in the introductory explanatory note.

ITEM 16H.	MINE SAFETY DISCLOSURE

There are no changes derived from the recast described in the introductory explanatory note.